FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 2011

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 1 March 2011.

2.	Press release entitled, “Total Voting Rights”, dated 1 March 2011.

3.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 2 March 2011.

4.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 3 March 2011.

5.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 4 March 2011.

6.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 7 March 2011.

7.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 8 March 2011.

8.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 9 March 2011.

9.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 10 March 2011.

10.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 11 March 2011.

11.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 14 March 2011.

12.	Press release entitled, “Annual Financial Report”, dated 14 March 2011.

13.	Press release entitled, “AstraZeneca PLC: Board Changes”, dated 14 March 2011.

14.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 15 March 2011.

15.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 16 March 2011.

16.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 17 March 2011.

17.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 18 March 2011.

18.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 21 March 2011.

19.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 22 March 2011

20.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 23 March 2011.

21.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 24 March 2011.

22.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 25 March 2011.

23.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 28 March 2011.

24.	Press release entitled, “UK and US Governments reach agreement over AstraZeneca Tax Matters”, dated 28 March 2011.

25.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 29 March 2011.

26.	Press release entitled, “Director/PDMR Shareholding”, dated 29 March 2011

27.	Press release entitled, “Director/PDMR Shareholding”, dated 29 March 2011.

28.	Press release entitled, “Director/PDMR Shareholding”, dated 29 March 2011.

29.	Press release entitled, “Director/PDMR Shareholding”, dated 29 March 2011.

30.	Press release entitled, “Director/PDMR Shareholding”, dated 29 March 2011.

31.	Press release entitled, “Director/PDMR Shareholding”, dated 29 March 2011.

32.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 30 March 2011.

33.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 31 March 2011.

34.	Press release entitled, “Director/PDMR Shareholding”, dated 31 March 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 8 April 2011	By:	/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 28 February 2011, it purchased for cancellation 628,192 ordinary shares of AstraZeneca PLC at a price of 2991 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,391,160,265.

A C N Kemp
Company Secretary
1 March 2011

Item 2

Transparency Directive

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 28 February 2011 the issued share capital of AstraZeneca PLC with voting rights is 1,391,179,082 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,391,179,082.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary

1 March 2011

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 127,841 ordinary shares of AstraZeneca PLC at a price of 2996 pence per share on 1 March 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,391,051,241.

A C N Kemp
Company Secretary
2 March 2011

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 2 March 2011, it purchased for cancellation 929,872 ordinary shares of AstraZeneca PLC at a price of 2948 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,390,127,992.

A C N Kemp
Company Secretary
3 March 2011

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 3 March 2011, it purchased for cancellation 429,408 ordinary shares of AstraZeneca PLC at a price of 2958 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,389,716,236.

A C N Kemp
Company Secretary
4 March 2011

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 128,142 ordinary shares of AstraZeneca PLC at a price of 2989 pence per share on 4 March 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,389,591,788.

A C N Kemp
Company Secretary
7 March 2011

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 7 March 2011, it purchased for cancellation 378,225 ordinary shares of AstraZeneca PLC at a price of 2988 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,389,235,376.

A C N Kemp
Company Secretary
8 March 2011

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 8 March 2011, it purchased for cancellation 629,105 ordinary shares of AstraZeneca PLC at a price of 2965 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,388,627,647.

A C N Kemp
Company Secretary
9 March 2011

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 9 March 2011, it purchased for cancellation 578,813 ordinary shares of AstraZeneca PLC at a price of 2974 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,388,055,259.

A C N Kemp
Company Secretary
10 March 2011

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 10 March 2011, it purchased for cancellation 228,781 ordinary shares of AstraZeneca PLC at a price of 2972 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,387,844,298.

A C N Kemp
Company Secretary
11 March 2011

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 11 March 2011, it purchased for cancellation 529,743 ordinary shares of AstraZeneca PLC at a price of 2951 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,387,327,905.

A C N Kemp
Company Secretary
14 March 2011

Item 12

ANNUAL FINANCIAL REPORT

AstraZeneca PLC (the Company) announced today the publication of its Annual Report and Form 20-F Information 2010 (Annual Report); Notice of Annual General Meeting 2011 and Shareholders' Circular, together with a covering letter from the Chairman, and ‘AstraZeneca 2010 In Brief’.

Copies of the documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do. The documents will be despatched to shareholders shortly. The documents are also available on the Company’s website at astrazeneca.com/annualreport2010, astrazeneca.com/noticeofmeeting2011 and astrazeneca.com/shareholderletter2010.

The meeting place for the Annual General Meeting (AGM) will be the Lancaster Hotel, Lancaster Terrace, London W2 2TY and the AGM will commence at 2.30 pm (BST) on 28 April 2011.

EXPLANATORY NOTE AND WARNING

Solely for the purposes of complying with DTR 6.3.5R and the requirements it imposes on issuers as to how to make public annual financial reports, we set out below:

-	in Appendix A, a management report;
-	in Appendix B, the principal risks and uncertainties facing the Company;
-	in Appendix C, the Directors’ responsibility statement made in respect of the Financial Statements and Directors’ Report contained in the Annual Report; and
-	in Appendix D, a statement regarding related party transactions.

The appendices have been extracted from the Annual Report in unedited full text. This information should be read in conjunction with the Company’s fourth quarter and full year results 2010 announcement, issued on 27 January 2011, which contained a condensed set of financial statements and which can be found at astrazeneca.com/investors/financial-results. Together, these constitute the material required by DTR 6.3.5R to be communicated to the media in unedited full text through a Regulatory Information Service.

Page numbers and section cross-references in the appendices refer to pages and sections in the Annual Report. Defined terms used in the appendices refer to terms as defined in the Annual Report.

This material is not a substitute for reading the full Annual Report.

A C N Kemp
Company Secretary
14 March 2011

APPENDIX A
Chairman’s statement

In the face of sustained pressures on the business, 2010 was a year in which AstraZeneca maintained its strong financial performance. We also made good progress in implementing our strategy to be a focused, integrated, innovation-driven, global, prescription-based biopharmaceutical business.

Group sales in 2010 were unchanged at $33,269 million. Reported operating profit was $11,494 million, down 1%. Reported earnings per share for the full year were up 7% at $5.60 (2009: $5.19). Within the unchanged revenue total there was strong sales growth for medicines such as Crestor, Symbicort and Seroquel XR, and revenue outside the US increased by 7%, including a 16% increase in Emerging Markets. On the other hand US revenue was down by 7%. As expected, revenue in the US was affected by generic competition for Arimidex, Pulmicort Respules and Toprol-XL, as well as the absence of the H1N1 influenza (swine flu) vaccine revenue that benefited 2009 revenues.

Pharmaceutical sector
Our performance in 2010 took place against a background of continued world pharmaceutical market growth. This growth is being driven by increasing and ageing populations, as well as expanding numbers of patients in emerging markets who can benefit from our medicines, together with the increasing prevalence of chronic diseases and advances in science and technology. On the other hand, the pharmaceutical sector, including AstraZeneca, faces a number of challenges in the form of competition, particularly from generic versions of medicines, and declining R&D productivity. In addition, most of our sales take place in highly regulated markets where cost containment by governments and other payers for healthcare is a priority, especially in the wake of the economic downturn. We expect this pressure to continue, most notably in the US and European markets and the Board will keep its plans under continuous review to ensure we are able to respond to changes.

AstraZeneca fully recognises the importance of its reputation. We are committed to doing business in an ethical and proper manner and take compliance with all laws seriously. Oversight of the pharmaceutical sector by regulators and competition authorities has intensified in recent years. The Board, assisted by the Audit Committee, plays an active role in monitoring performance.

Our strategy
Against this outlook, the Board believes its focused strategy is the most value-creating path for AstraZeneca. Our business model is based on using the best science and technology to invent and acquire, develop, produce and distribute innovative medicines that make a meaningful difference to patient health around the world.

Underpinning this model is the creation, protection and subsequent sharing of intellectual property. It is on this basis that we continue to invest in new medicines and work to protect and optimise our investments by rigorously defending our patent rights. We were therefore pleased with the court decision upholding the validity and enforceability of the Crestor US substance patent.

The focus of our efforts to implement our strategy in 2010 was on making the transformational changes to the business needed to generate sustainable long-term value. At the heart of these changes was the creation of a single R&D organisation which we are reshaping and in which we are investing to improve productivity and secure targeted levels of return. Complementing this is a single Commercial organisation which not only ensures that our medicines reach the doctors and patients who need them, but also works closely with R&D to ensure that our pipeline delivers the medicines most likely to deliver technical and commercial success. That includes working with payers to ensure that they value and are willing to purchase our medicines.

Also central to our strategy is a firm belief in external collaboration. We have a desire to access the best science, whatever its origins, and to act as a valued and trusted partner.

We have undertaken significant restructuring initiatives in furtherance of our strategy. The first phase of the restructuring programme is now complete, resulting in the realisation of annual benefits of $2.4 billion achieved to date at a cumulative cost of around $2.5 billion.

Outlook and cash returns to shareholders
We continue to plan on the basis that revenue will be in the range of $28-$34 billion a year over the 2010-14 period, as revenue growth from key franchises that retain exclusivity and continued growth in Emerging Markets are pressured by the loss of market exclusivity on a number of products.

In recognition of the Group’s strong balance sheet and sustainable significant cash flow, and the Board’s confidence in the strategic direction and long-term prospects for the business, we announced, in conjunction with the full year 2009 results, the adoption of a progressive dividend policy, intending to maintain or grow the dividend each year. After providing for business investment, funding the progressive dividend policy and meeting our debt service obligations, the Board will also keep under review the opportunity to return cash in excess of these requirements to shareholders through periodic share repurchases.

The Board has recommended a second interim dividend of $1.85, an 8% increase over the second interim dividend awarded in 2009. This brings the dividend for the full year to $2.55 (161.6 pence, SEK 17.11), an increase of 11% from 2009. In 2010, cash distributions to shareholders through dividends totalled $3,361 million and net share repurchases totalled $2,110 million.

Board changes
There were a number of Board changes during the year. John Buchanan and Bo Angelin both left the Board immediately after the 2010 AGM. John had been a Director for eight years and had also chaired the Audit Committee. His contribution to the work of the Board and the Audit Committee over those years was significant and we benefited greatly from his skills, experience and thoughtful approach. Bo was appointed as a Director in 2007 and stepped down in order to concentrate on his scientific work. He provided valuable insight to the Board and the Science Committee during his time as a Director. On behalf of their fellow Directors, I would like to thank both for their excellent service to AstraZeneca.

Bruce Burlington joined the Board in August. He brings with him a wealth of pharmaceutical industry experience following a career at the FDA and subsequently at Wyeth, now part of Pfizer Inc. In January 2011, Shriti Vadera joined the Board. Her experience of emerging markets, and knowledge of global finance and public policy, will be invaluable. I would like to welcome both Bruce and Shriti to the Board.

Appreciation
2010 was a successful and challenging year for AstraZeneca. We maintained our strong financial performance and took and implemented difficult decisions to ensure the future success of the Group. None of this would have been possible without the leadership of David Brennan and the other members of his executive team. My thanks, and those of the whole Board, go to them and all our employees who did so much in 2010 for the long-term success of AstraZeneca.

Louis Schweitzer
Chairman

CEO’s review

2010 emphasised that it is the manner in which we do business as much as what we do that will determine our long-term success. It told us that, if we are to deliver our strategy and make a meaningful difference to the health of patients through great medicines, then we need to act with integrity and remain true to our values. We need to behave as an integrated organisation and work in collaboration with patients, doctors, payers and our many other stakeholders.

Transforming R&D
That journey starts with an R&D organisation that delivers world-class performance and where increased externalisation means we can access diverse sources of innovation. We made significant progress in 2010 with the creation of a single R&D organisation and of a leadership team comprising the best internal and external leaders. This includes the appointment of Martin Mackay as President, Global R&D. We have also put in place a new global organisation structure and governance framework. We are consolidating our site footprint and have refocused our resources on a smaller number of high-potential activities.

The need for change is undiminished. Our R&D record over the past few years is disappointing and our results in 2010 were mixed. On the positive side, Vimovo, our medicine for arthritic pain, which we developed with Pozen Inc. was approved and launched in the EU and the US. Brilique/Brilinta, our treatment for acute coronary syndromes, has also been approved in the EU. Kombiglyze™ XR, a fixed dose combination of Onglyza™ and metformin, a further product in our BMS diabetes collaboration, was approved in the US.

In 2010, we made major regulatory submissions for vandetanib (for thyroid cancer), Zinforo (an anti-bacterial medicine), dapagliflozin (for diabetes) and Axanum (a cardiovascular medicine). We completed a deal with Rigel for the Phase III development of fostamatinib (for rheumatoid arthritis), and TC-5214, our neuroscience collaboration with Targacept, also entered Phase III development.

However, both Brilinta and Axanum received Complete Response Letters from the FDA during the year. We responded to the Brilinta letter in January 2011 and remain confident in our submission. Complete Response Letters were also received for motavizumab (for treating serious respiratory syncytial virus (RSV) disease) and Certriad (for the treatment of lipid abnormalities). Following these letters, we have withdrawn the biological license application relating to motavizumab and recorded an impairment charge of $445 million. In addition, we have ended our licence agreement with Abbott for the development of Certriad.

Leveraging our commercial assets
Hand in hand with transforming R&D is the need to leverage our commercial assets. Our key medicines, such as Crestor, Symbicort and Seroquel XR, achieved double digit growth in 2010. Both Crestor and Seroquel XR were helped by US and EU approvals for additional indications. Nexium is already approved in 120 countries and in 2010 we signed an agreement with Daiichi Sankyo for its co-promotion and supply in Japan after it is approved for use.

We are also focusing our efforts on ensuring that we have the right capabilities to successfully launch and commercialise the next wave of medicines from our pipeline, as well as to deliver our expansion plans in Emerging Markets, both through organic growth of products from our current portfolio and pipeline and also through selective additions of AstraZeneca branded generics. In 2010, we identified a portfolio of more than 100 generic products which we are currently licensing across 30 Emerging Markets. To help us license these dossiers and source the molecules, we are working with a number of companies in India, and have signed an agreement with Torrent to supply us with a portfolio of branded generic medicines.

We are creating a much stronger focus on those who pay for our medicines to help us ensure that our medicines get to the right patients, at the right time and at a price they can afford, while reflecting our investment. As part of this, we have signed a collaboration agreement with HealthCore, which maintains the largest commercially insured population data environment in the US. This will enable us to carry out ‘real world’ studies of health outcomes, which is of increasing importance to payers around the world.

In April 2010, we signed an agreement with the US Department of Justice to settle an investigation relating to the sales and marketing of Seroquel. The requirements of the associated Corporate Integrity Agreement include a number of active monitoring and self-reporting obligations which we have put in place.

Efficiency across the value chain
To be successful we need to be a lean and agile organisation. We continue to drive our operations strategy, simplifying and streamlining our infrastructure and reducing costs. Making changes to reshape the business and make it fit for purpose going forward affects a large number of people. In many parts of the business that has resulted in further reductions in our workforce. The executive team and I remain committed to ensuring that we manage these changes in the right way. This means dealing responsibly and sympathetically with affected individuals and the communities in which they live.

People acting with integrity
A good reputation is critical to our business success. We need to earn and maintain the trust of our customers, collaborators and all those with whom we do business. That means each of us needs to act with integrity and in accordance with our values. It explains why we set such great store by compliance with our Code of Conduct. During 2010, we reviewed our existing sales and marketing policies and standards and created a single new Global Policy on External Interactions which we aim to launch in the first quarter of 2011.

A good reputation also requires a commitment to acting responsibly and to the sustainable development of our business. To that end, our responsible business objectives are closely aligned to our business strategy and, in 2010, we reviewed and reshaped our corporate responsibility priority action plan.

Finally, I am grateful for the dedication and hard work of all our employees. The pace of change will not let up in 2011 but I remain confident that together we have the talent, motivation and commitment needed to improve patient health through great medicines.

David R Brennan
Chief Executive Officer
Overview
Financial Review

Our performance in 2010 enabled us to deliver increased earnings, increase the dividend and return residual cash to shareholders through share repurchases.

Despite government pricing pressures and anticipated patent expiries in the US and Western Europe, revenue in 2010 remained in line with the prior year in constant currency terms, as a result of an excellent performance for key brands and continued growth in Emerging Markets.

Core operating profit was also unchanged in constant currency terms. Core earnings per share increased by 5%, benefiting from lower net finance expense, a lower tax rate and fewer shares outstanding as a result of share repurchases.

Our extensive efforts to reshape the cost base to maintain competitiveness continue. The first phase of our restructuring programme is now complete, and it has delivered exactly as planned. We have achieved annual benefits of $2.4 billion by the end of 2010 at a total programme cost of $2.5 billion incurred over the 2007 to 2009 period. The second phase of restructuring, announced in January 2010, is expected to deliver a further $1.9 billion in annual benefits by the end of 2014, at a planned cost of $2.0 billion, of which $1.2 billion was charged in 2010.

Our cash generation remains strong, enabling us to invest for future growth and value by funding research and development and capital expenditures while also providing $5.5 billion in cash returns to shareholders by way of dividends and share repurchases: a nearly two-fold increase compared with 2009.

Driving operating execution in line with our mid-term planning assumptions for revenue and pre-R&D operating margin will generate the requisite cash flow to provide for the needs of the business while providing attractive shareholder returns, as evidenced by the 11% increase in the dividend for 2010 and the planned $4 billion in net share repurchases for 2011.

Simon Lowth
Chief Financial Officer

The purpose of this Financial Review is to provide a balanced and comprehensive analysis of the financial performance of the business during 2010, the financial position as at the end of the year and the main business factors and trends which could affect the future financial performance of the business.

All growth rates in this Financial Review are expressed at CER unless noted otherwise.

Measuring performance

The following measures are referred to when reporting on our performance both in absolute terms but more often in comparison to earlier years in this Financial Review:

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Reported performance. Reported performance takes into account all the factors (including those which we cannot influence, principally currency exchange rates) that have affected the results of our business as reflected in our Group Financial Statements prepared in accordance with IFRS as adopted by the EU and as issued by the IASB.

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Core financial measures. These are non-GAAP measures because, unlike Reported performance, they cannot be derived directly from the information in the Group’s Financial Statements. These measures are adjusted to exclude certain significant items, such as charges and provisions related to our global restructuring programmes, amortisation and impairment of the significant intangibles relating to the acquisition of MedImmune in 2007, the amortisation and impairment of the significant intangibles relating to our current and future exit arrangements with Merck in the US and other specified items. See the 2010 Reconciliation of Reported results to Core results table on page 82 for a reconciliation of Reported to Core performance.

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Constant exchange rate (CER) growth rates. These are also non-GAAP measures. These measures remove the effects of currency movements (by retranslating the current year’s performance at previous year’s exchange rates and adjusting for other exchange effects, including hedging). A reconciliation of the Reported results adjusted for the impact of currency movements is provided in the 2010 Reported operating profit table on page 82.

-	Core pre-R&D operating margin. This is a non-GAAP measure of our Core financial performance. A reconciliation of Core pre-R&D operating margin to our operating profit is provided on pages 82 and 88.

-	Gross margin and operating profit margin percentages. These measures set out the progression of key performance margins and demonstrate the overall quality of the business.
-	Prescription volumes and trends for key products. These measures can represent the real business growth and the progress of individual products better and more immediately than invoiced sales.
-	Net funds/debt. This represents our cash and cash equivalents, current investments and derivative financial instruments less interest-bearing loans and borrowings.

CER measures allow us to focus on the changes in sales and expenses driven by volume, prices and cost levels relative to the prior period. Sales and cost growth expressed in CER allows management to understand the true local movement in sales and costs, in order to compare recent trends and relative return on investment. CER growth rates can be used to analyse sales in a number of ways but, most often, we consider CER growth by products and groups of products, and by countries and regions. CER sales growth can be further analysed into the impact of sales volumes and selling price. Similarly, CER cost growth helps us to focus on the real local change in costs so that we can manage the cost base effectively.

We believe that disclosing Core financial and growth measures in addition to our Reported financial information enhances investors’ ability to evaluate and analyse the underlying financial performance of our ongoing business and the related key business drivers. The adjustments made to our Reported financial information in order to show Core financial measures illustrate clearly, and on a year-on-year or period-by-period basis, the impact upon our performance caused by factors such as changes in sales and expenses driven by volume, prices and cost levels relative to such prior years or periods.

Further, as shown in the 2010 Reconciliation of Reported results to Core results table on page 82, our reconciliation of Reported financial information to Core financial measures includes a breakdown of the items for which our Reported financial information is adjusted and a further breakdown of those items by specific line item as such items are reflected in our Reported income statement, to illustrate the significant items that are excluded from Core financial measures and their impact on our Reported financial information, both as a whole and in respect of specific line items.

Core pre-R&D operating margin is our operating margin before research and development costs recorded in the year. This measure reflects Core operating performance before reinvestment in internal research and development.

Management presents these results externally to meet investors’ requirements for transparency and clarity. Core financial measures are also used internally in the management of our business performance, in our budgeting process and when determining compensation.

Core financial measures are non-GAAP, adjusted measures. All items for which Core financial measures are adjusted are included in our Reported financial information because they represent actual costs of our business in the periods presented. As a result, Core financial measures merely allow investors to differentiate between different kinds of costs and they should not be used in isolation. You should also refer to our Reported financial information in the 2010 Reported operating profit table on page 82, our reconciliation of Core financial measures to Reported financial information in the Reconciliation of Reported results to Core results table on page 82, and to the Results of operations – summary analysis of year to 31 December 2009 section from page 87 for our discussion of comparative Reported growth measures that reflect all of the factors that affect our business. Our determination of non-GAAP measures, together with our presentation of them within this financial information, may differ from similarly titled non-GAAP measures of other companies.

The SET retains strategic management of the costs excluded from Reported financial information in arriving at Core financial measures, tracking their impact on Reported operating profit and EPS, with operational management being delegated on a case-by-case basis to ensure clear accountability and consistency for each cost category.

2010 Business background and results overview
The business background is covered in the Our marketplace section, the Therapy Area Review and the Geographical Review and describes in detail the developments in both our products and geographical regions.

As described earlier in our Annual Report, sales of our products are directly influenced by medical need and are generally paid for by health insurance schemes or national healthcare budgets. Our operating results can be affected by a number of factors other than the delivery of operating plans and normal competition, such as:

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The adverse impact on pharmaceutical prices as a result of the macroeconomic and regulatory environment. For instance, although there is no direct governmental control on prices in the US, action from individual state programmes and health insurance bodies is leading to downward pressures on realised prices. In other parts of the world, there are a variety of price and volume control mechanisms and retrospective rebates based on sales levels that are imposed by governments. In 2010, we saw the introduction of the US healthcare reform legislation and government imposed price reductions in Western Europe (as detailed in the Pricing pressure section from page 11).

-
The risk of generic competition following loss of patent protection or patent expiry or an ‘at risk’ launch by a competitor, with the potential adverse effects on sales volumes and prices. For example in 2010, our performance was affected by generic competition in the US for Arimidex, Pulmicort Respules and Toprol-XL. Further details of the impact of patent expiry on our revenue streams are included in the Patent expiries section on page 31.

-
The timings of new product launches, which can be influenced by national regulators, and the risk that such new products do not succeed as anticipated, together with the rate of sales growth and costs following new product launches.

-
Currency fluctuations. Our functional and reporting currency is the US dollar, but we have substantial exposures to other currencies, in particular the euro, Japanese yen, pound sterling and Swedish krona.

-	Macro factors such as greater demand from an ageing population and increasing requirements of servicing Emerging Markets.

Over the longer term, the success of our R&D is crucial, and we devote substantial resources to this area. The benefits of this investment emerge over the long term and there is considerable inherent uncertainty as to whether and when it will generate future products.

The most significant features of our financial results in 2010 are:

> Reported revenue of $33,269 million was unchanged (Reported: up 1%).
> Strong revenue growth in markets outside the US broadly offset the loss of more than $1.6 billion of revenue in the US from generic competition on several products and the absence of H1N1 pandemic influenza vaccine revenue.
> Strong double-digit sales growth at CER for Crestor, Symbicort and Seroquel XR. Crestor and Seroquel franchise sales now exceed $5 billion each for the full year.
> Revenue in Emerging Markets grew to over $5.1 billion, a 16% increase (Reported: 19%). Sales in China increased to over $1.0 billion.
> Core operating profit for the full year was unchanged on both a Reported and a CER basis at $13,603 million. Operating profit decreased by 1% (Reported: unchanged).
> Excluded from Core results were specific legal provisions of $612 million (which impacted Reported results in the year) mainly in respect of the ongoing Seroquel product liability litigation and state attorney general investigations into sales and marketing practices, and a gain of $791 million arising from changes made to benefits under certain of the Group’s post-retirement plans, chiefly the Group’s UK pension plan.
> Basic EPS of $5.60 represented an increase of 7% (Reported: 8%). Core EPS for the full year increased by 5% to $6.71 (Reported: 6%).
> Net cash inflow from operating activities was $10,680 million (2009: $11,739 million).
> Dividends paid increased to $3,361 million (2009: $2,977 million).
> Net funds at 31 December were $3,653 million, an improvement of $3,118 million on $535 million in the previous year.
> Total restructuring costs associated with the global programme to reshape the cost base of the business were $1,202 million in 2010 (2009: $659 million). This brings the total restructuring costs charged to date to $3,708 million.

Results of operations – summary analysis of year to 31 December 2010

2010 Reported operating profit
			2010	2009	Percentage of sales		2010 compared with 2009
	Reported $m	CER growth $m	Growth due to exchange effects $m	Reported $m	Reported 2010%	Reported 2009%	CER growth %	Reported growth %
Revenue	33,269	164	301	32,804			–	1
Cost of sales	(6,389)	(497)	(117)	(5,775)	(19.2)	(17.6)	9	11
Gross profit	26,880	(333)	184	27,029	80.8	82.4	(1)	(1)
Distribution costs	(335)	(31)	(6)	(298)	(1.0)	(0.9)	10	12
Research and development	(5,318)	(871)	(38)	(4,409)	(16.0)	(13.5)	20	21
Selling, general and administrative costs	(10,445)	955	(68)	(11,332)	(31.4)	(34.5)	(8)	(8)
Other operating income and expense	712	159	–	553	2.1	1.7	29	29
Operating profit	11,494	(121)	72	11,543	34.5	35.2	(1)	–
Net finance expense	(517)			(736)
Profit before tax	10,977			10,807
Taxation	(2,896)			(3,263)
Profit for the period	8,081			7,544

Basic earnings per share ($)	5.60			5.19

2010 Core operating results

			2010	2009	2010 compared with 2009
	Core $m	CER growth $m	Growth due to exchange effects $m	Core $m	CER growth %	Total Core growth %
Gross margin	27,024	(386)	193	27,217	(1)	(1)
Distribution costs	(335)	(30)	(7)	(298)	10	12
Research and development	(4,219)	176	(61)	(4,334)	(4)	(3)
Selling, general and administrative costs	(9,777)	190	(77)	(9,890)	(2)	(1)
Other operating income and expense	910	(16)	–	926	(2)	(2)
Operating profit	13,603	(66)	48	13,621	–	–
Net finance expense	(517)			(736)
Profit before tax	13,086			12,885
Taxation	(3,416)			(3,703)
Profit for the period	9,670			9,182

Basic earnings per share ($)	6.71			6.32

2010 Reconciliation of Reported results to Core results
			Merck & MedImmune
	2010 Reported $m	Restructuring costs $m	Amortisation $m	Intangible impairments $m	Legal provisions $m	Post- retirement plan amendments $m	2010 Core $m
Gross margin	26,880	144	–	–	–	–	27,024
Distribution costs	(335)	–	–	–	–	–	(335)
Research and development	(5,318)	654	–	445	–	–	(4,219)
Selling, general and administrative costs	(10,445)	404	443	–	612	(791)	(9,777)
Other operating income and expense	712	–	75	123	–	–	910
Operating profit	11,494	1,202	518	568	612	(791)	13,603
Add back: Research and development	5,318	(654)	–	(445)	–	–	4,219
Pre-R&D operating margin	16,812	548	518	123	612	(791)	17,822
Net finance expense	(517)	–	–	–	–	–	(517)
Profit before tax	10,977	1,202	518	568	612	(791)	13,086
Taxation	(2,896)	(317)	(100)	(150)	(162)	209	(3,416)
Profit for the period	8,081	885	418	418	450	(582)	9,670

Basic earnings per share ($)	5.60	0.62	0.29	0.29	0.31	(0.40)	6.71

Revenue was unchanged (Reported: up 1%). Revenue benefited from strong growth of Crestor, Symbicort and Seroquel offset by lower revenues for Pulmicort, Arimidex and Casodex and the absence of H1N1 vaccine revenue. Emerging Markets sales growth of 16% (Reported: 19%) and Established ROW 7% (Reported: 17%) was offset by a decline in US sales of 7% (Reported: 7%) with sales in Western Europe up 2% (Reported: down 1%). Further details of our sales performance are contained in the Performance 2010 sections of the Therapy Area Review from page 50 and the Geographical Review from page 70.

Core gross margin of 81.2% declined 1.6 percentage points (Reported: 1.8 percentage points). The impairment of lesogaberan (AZD3355), the 2009 benefit from the release of a provision with respect to the resolution of an issue related to a third party supply contract, higher royalties and adverse regional and product mix were only partially offset by lower payments to Merck.

Core R&D expenditure was $4,219 million, 4% lower than last year (Reported: 3%). Increased investment in biologics was more than offset by lower project costs and operational efficiencies.

The lower project costs are the result of several late stage projects completing their trials, partially offset by the commencement of Phase III programmes for TC-5214 and fostamatinib.

Core SG&A costs of $9,777 million were 2% lower than the previous year (Reported: 1%). Investment in Emerging Markets and recently launched brands were more than offset by operational efficiencies across Established Markets.

Core other income of $910 million was $16 million less than the previous year. 2009 benefited from disposal gains related to AbraxaneTM and the Nordic OTC business and 2010 included royalties from sales of Teva’s generic version of Pulmicort Respules.

Core pre-R&D operating margin was 53.5%, down 1.0 percentage points (Reported: 1.2 percentage points), with the lower gross margin only partially offset by efficiencies within selling, general and administrative areas.

Core operating profit was $13,603 million, unchanged at CER. Core operating margin declined by 0.4 percentage points to 40.8%, with lower R&D expense and operational efficiencies only partially offsetting the decline in the gross margin.

Core earnings per share were $6.71, up 5% (Reported: 6%), with the operating performance boosted by lower net finance expense, the benefit of a lower average number of shares outstanding and a lower effective tax rate.

Core adjustments were broadly in line with last year’s level with increased restructuring costs and intangible impairments offset by gains chiefly attributable to changes in the Group’s UK pension arrangements. Excluded from Core were:

> impairment charges of $568 million, arising from impairments in respect of motavizumab ($445 million) and our HPV cervical cancer vaccine income stream ($123 million), both capitalised as part of the MedImmune acquisition. Total impairment charges relating to intangible fixed assets were $833 million in the year.
> $612 million of legal provision charges, of which $592 million is in respect of the ongoing Seroquel product liability litigation and state attorney general investigations into sales and marketing practices in aggregate. In line with prior years these have been excluded from our Core performance and full details of these matters are included in Note 25 to the Financial Statements from page 178.
> restructuring costs totalling $1,202 million, incurred as the Group continues its previously announced efficiency programmes.
> amortisation totalling $518 million relating to assets capitalised as part of the MedImmune acquisition and the Merck exit arrangements.
> a credit of $791 million chiefly attributable to a curtailment gain related to changes made to benefits under the Group’s UK pension arrangements. In 2010, we amended our UK defined benefit fund. Pensionable pay was frozen at its 30 June 2010 level but the defined benefit fund remains open to existing members. Members of the pension fund were given the option of remaining in the fund or leaving the fund. Those that chose to leave the fund were offered funding which they could contribute to a new Group Self Invested Personal Pension Plan. This change to the UK defined benefit scheme represented an accounting curtailment of certain pension obligations and, in accordance with IAS 19 ‘Employee Benefits’, these obligations were revalued by the scheme actuaries immediately prior to the curtailment and the assumptions updated at that date.

Operating profit was down 1% at CER (Reported: unchanged) at $11,494 million. Basic earnings per share were $5.60, up 7% (Reported: 8%), as a result of the factors affecting Core earnings per share.

Net finance expense was $517 million, versus $736 million in 2009. Fair value gains of $5 million were recorded on the long-term bonds in the year, versus fair value losses of $145 million for 2009. In addition to this, there is reduced interest payable on lower debt balances, and slightly increased returns from higher cash and cash equivalent balances.

The 2010 taxation charge of $2,896 million (2009: $3,263 million) consists of a current tax charge of $3,435 million (2009: $3,105 million) and a credit arising from movements on deferred tax of $539 million (2009: charge of $158 million). The current year tax charge includes a prior period current tax adjustment of $370 million (2009: $251 million) relating mainly to an increase in provisions for tax contingencies and double tax relief partially offset by a benefit of $342 million arising from a number of tax settlements (including the UK matters described in Note 25 to the Financial Statements on page 195) and tax accrual to tax return adjustments. The 2009 prior period current tax adjustments related mainly to tax accrual to tax return adjustments, an increase in provisions in respect of a number of transfer pricing audits and double tax relief. The effective tax rate for the year was 26.4% (2009: 30.2%, 28.8% excluding the impact of legal provisions). A description of our tax exposures is set out in Note 25 to the Financial Statements on page 195.

Total comprehensive income for the year increased by $616 million from 2009. This was driven by the increase in profit for the year of $537 million and an increase of $79 million in other comprehensive income.

Cash flow liquidity – 2010
All data in this section is on a Reported basis.

Net funds/(debt)
	2010 $m	2009 $m	2008 $m
Net funds/(debt) brought forward at 1 January	535	(7,174)	(9,112)
Earnings before interest, tax, depreciation, amortisation and impairment	14,235	13,630	11,764
Movement in working capital and provisions	82	1,329	(210)
Tax paid	(2,533)	(2,381)	(2,209)
Interest paid	(641)	(639)	(690)
Other non-cash movements	(463)	(200)	87
Net cash available from operating activities	10,680	11,739	8,742
Purchase of intangibles (net)	(1,180)	(355)	(2,944)
Other capital expenditure (net)	(708)	(824)	(1,057)
Acquisitions	(348)	–	–
Investments	(2,236)	(1,179)	(4,001)
Dividends	(3,361)	(2,977)	(2,739)
Net share (repurchases)/issues	(2,110)	135	(451)
Distributions	(5,471)	(2,842)	(3,190)
Other movements	145	(9)	387
Net funds/(debt) carried forward at 31 December	3,653	535	(7,174)
Comprised of:
Cash, short-term investments and derivatives (net)	12,875	11,598	4,674
Loans and borrowings	(9,222)	(11,063)	(11,848)

Cash generated from operating activities was $10,680 million in the year to 31 December 2010, compared with $11,739 million in 2009. The decline of $1,059 million is primarily driven by legal settlements of $709 million relating to Seroquel sales and marketing practices and product liability and Average Wholesale Price Litigation in the US, and the first instalment of $562 million (£350 million) in respect of the UK tax settlement (for which the second instalment of £155 million is due in March 2011).

Investments cash outflows of $2,236 million include the acquisition of Novexel ($348 million), the payment of $647 million to Merck (resulting in the Group acquiring Merck’s interest in certain AstraZeneca products) and a further $537 million paid out on other externalisation arrangements.

Cash outflows on the purchase of tangible fixed assets amounted to $791 million in the year. Further details of the Novexel business acquisition and our arrangements with Merck are included in Note 22 and Note 25 to the Financial Statements respectively.

Net cash distributions to shareholders increased from $2,842 million in 2009 to $5,471 million in 2010 through dividend payments of $3,361 million and net share repurchases of $2,110 million.

At 31 December 2010, outstanding gross debt (interest-bearing loans and borrowings) was $9,222 million (2009: $11,063 million). The reduction in gross debt of $1,841 million during the year was principally due to the repayment on maturity of Euro bonds of Euro 500 million and Euro 750 million. The first repayment was the Euro 500 million 18 month bond issued in July 2008 and maturing in January 2010, and the second was the Euro 750 million 3 year bond issued in November 2007 and maturing in November 2010. Of the gross debt outstanding at 31 December 2010, $125 million is due within one year (2009: $1,926 million). Strong business cash flows have improved net funds by $3,118 million since 31 December 2009, resulting in net funds of $3,653 million at 31 December 2010.

Off-balance sheet transactions and commitments
We have no off-balance sheet arrangements and our derivative activities are non-speculative. The table below sets out our minimum contractual obligations at the year end.

Payments due by period
	Less than 1 year $m	1-3 years $m	3-5 years $m	Over 5 years $m	Total $m
Bank loans and other borrowings	646	2,691	2,532	10,095	15,964
Operating leases	161	137	105	103	506
Contracted capital expenditure	259	–	–	–	259
Total	1,066	2,828	2,637	10,198	16,729

Summary statement of financial position
	2010 $m	Movement $m	2009 $m	Movement $m	2008 $m
Property, plant and equipment	6,957	(350)	7,307	264	7,043
Goodwill and intangible assets	22,029	(86)	22,115	(82)	22,197

Inventories	1,682	(68)	1,750	114	1,636
Trade and other receivables	7,847	138	7,709	448	7,261
Trade and other payables	(9,034)	(103)	(8,931)	(1,604)	(7,327)
Provisions	(1,938)	(252)	(1,686)	(544)	(1,142)

Net income tax payable	(3,855)	(1,002)	(2,853)	(885)	(1,968)
Net deferred tax liabilities	(1,670)	285	(1,955)	(65)	(1,890)

Retirement benefit obligations	(2,472)	882	(3,354)	(622)	(2,732)

Non-current other investments	211	27	184	28	156
Net funds/(debt)	3,653	3,118	535	7,709	(7,174)

Net assets	23,410	2,589	20,821	4,761	16,060

In 2010, net assets increased by $2,589 million to $23,410 million. The increase in net assets as a result of the Group profit of $8,081 million was offset by dividends of $3,494 million and share repurchases of $2,604 million. Shares issued in the year increased net assets by $494 million.

Property, plant and equipment
Property, plant and equipment decreased by $350 million to $6,957 million. Additions of $808 million (2009: $967 million) were offset by depreciation of $1,076 million (2009: $893 million).

Goodwill and intangible assets
Our goodwill of $9,871 million (2009: $9,889 million) principally arose on the acquisition of MedImmune and on the restructuring of our US joint venture with Merck in 1998. No goodwill has been capitalised in 2010; the movement of $18 million in 2010 being due to exchange rate movements.

Intangible assets amounted to $12,158 million at 31 December 2010 (2009: $12,226 million). Intangible assets additions were $1,791 million in 2010 (2009: $1,003 million), amortisation was $810 million (2009: $729 million) and impairments totalled $833 million (2009: $415 million).

Additions to intangible assets in 2010 included $647 million paid to Merck under pre-existing arrangements under which Merck’s interest in our products in the US will be terminated and $548 million from our acquisition of Novexel (of which $239 million of intangible assets acquired were subsequently sold to Forest as detailed in Note 22 to the Financial Statements).

Intangible asset impairment charges recorded in 2010 included $445 million following our decision to withdraw our FDA biological license application for motavizumab detailed on page 156 and $128 million related to our decision to discontinue further development of lesogaberan (AZD3355). The impairment balance also includes $123 million following reassessment of the licensing income generated by the HPV cervical cancer vaccine and $126 million written off other products in development.

Receivables, payables and provisions
Exchange rate movements contributed $119 million of the overall increase of $138 million in receivables with an increase in the trade receivables balance being offset by a reduction on other receivables mainly due to a reduction in our Seroquel related insurance receivable balance during the year. Trade and other payables increased by $103 million.

The movement in provisions of $252 million in 2010 includes $1,361 million of additional charges recorded in the year, offset by $1,109 million of cash payments. Included within the $1,361 million of charges in the year is $592 million in respect of the ongoing Seroquel product liability litigation and state attorney general investigations into sales and marketing practices in aggregate and $497 million for our global restructuring initiative. Further details of the charges made against our provisions are contained in Notes 17 and 25 to our Financial Statements. Cash payments of $1,109 million include $335 million against our global restructuring initiative and $709 million related to legal provisions.

Tax payable and receivable
Net income tax payable has increased by $1,002 million to $3,855 million, principally due to an increase in accruals for tax contingencies, cash tax timing differences and exchange rate movements. Tax receivable largely comprises tax owing to AstraZeneca from certain governments expected to be received on settlements of transfer pricing audits and disputes (see Note 25 to the Financial Statements on page 195). Net deferred tax liabilities reduced by $285 million in the year. This movement includes a reclassification from deferred tax to current tax of amounts provided in relation to tax contingencies for prior periods.

Retirement benefit obligations
Net retirement benefit obligations reduced by $882 million, principally as a result of recognising a gain of $791 million arising from changes made to benefits under certain of the Group’s post-retirement benefits plans, chiefly the Group’s UK pension plan detailed on page 162. In 2010, approximately 96.5% of the Group’s obligations were concentrated in the UK, the US, Sweden and Germany.

Commitments and contingencies
The Group has commitments and contingencies which are accounted for in accordance with the accounting policies described in the Financial Statements in the Group Accounting Policies section from page 142. The Group also has taxation contingencies. These are described in the Taxation section in the Critical accounting policies and estimates section on page 93. These matters are explained fully in Note 25 to the Financial Statements from page 178.

Research and development collaboration payments
Details of future potential research and development collaboration payments are also included in Note 25 to the Financial Statements from page 178. As detailed in Note 25, payments to our collaboration partners may not become payable because of the inherent uncertainty in achieving the development and revenue milestones linked to the future payments. As part of our overall externalisation strategy, we may enter into further collaboration projects in the future that may include milestone payments and, therefore, as certain milestone payments fail to crystallise due to, for example, development not proceeding, they may be replaced by potential payments under new collaborations.

Investments, divestments and capital expenditure
As detailed earlier in Research and Development from page 26, AstraZeneca views collaborations, including externalisation arrangements in the field of research and development, as a crucial element of the development of our business.

The Group has completed over 80 major externalisation transactions over the past three years, one of which was a business acquisition and all others were strategic alliances and collaborations. Details of our significant externalisation transactions are given below. The Group determines these to be significant using a range of factors. We look at the specific circumstances of the individual externalisation arrangement and apply several quantitative and qualitative criteria. Because we consider our externalisation strategy to be an extension of our research and development strategy, the expected total value of development payments under the transaction and its proportion in our annual R&D spend, both of which are proxies for overall research and development effort and cost, are important elements of the significance determination. Other quantitative criteria we apply include, without limitation, expected levels of future sales, the possible value of milestone payments and the resources used for commercialisation activities (for example, the number of staff). Qualitative factors we consider in our determination of whether an externalisation arrangement is significant include, without limitation, new market developments, new territories, new areas of research and strategic implications.

Based on the application of the quantitative and qualitative factors described above, we have determined that the following two externalisation arrangements are significant:

> In January 2007, AstraZeneca signed an exclusive co-development and co-promotion agreement with BMS for the development and commercialisation of saxagliptin, a dipeptidyl peptidase IV inhibitor (DPP-IV) for the treatment of Type 2 diabetes, and dapagliflozin, a selective sodium-glucose cotransporter 2 (SGLT2) inhibitor. The agreement is global (with the exception of Japan) for saxagliptin. Under each agreement the two companies jointly develop the clinical and marketing strategy and share development and commercialisation expenses on a global basis. To date, AstraZeneca has made upfront and milestone payments totalling $300 million for saxagliptin and $50 million for dapagliflozin and may make future milestone payments of $350 million on dapagliflozin contingent on achievement of regulatory milestones and launch in key markets. Following launch, profits and losses globally are shared equally and an additional $300 million of sales-related payments for each product may be triggered based on worldwide sales success. The

Group made milestone payments to BMS of $50 million in 2010, $150 million in 2009 and $50 million in 2008.

> In December 2009, AstraZeneca and Targacept entered into an in-licence agreement for AstraZeneca to obtain exclusive global development and commercialisation rights to Targacept’s investigational product for major depressive disorder (MDD), TC-5214. TC-5214, which recently completed a Phase IIb clinical trial, is a nicotinic channel blocker that is thought to treat depression by modulating the activity of various neuronal nicotinic receptor (NNR) subtypes. Under the deal, AstraZeneca made an upfront payment of $200 million and may make milestone payments to a maximum of $540 million up to launch. In addition, Targacept will be entitled to receive royalties on worldwide product sales and additional milestone payments linked to worldwide product sales.

Details of our business acquisitions in the last three years are contained in Note 22 to the Financial Statements from page 167.

In aggregate, milestones capitalised under the Group’s other externalisation arrangements totalled $337 million in 2010, $306 million in 2009 and $62 million in 2008, and the Group recognised other income in respect of other externalisation arrangements totalling $82 million in 2010, $440 million in 2009 and $216 million in 2008.

Capitalisation and shareholder return
Dividend for 2010
	$	Pence	SEK	Payment date
First interim dividend	0.70	44.9	5.12	13.09.10
Second interim dividend	1.85	116.7	11.99	14.03.11
Total	2.55	161.6	17.11

Summary of shareholder distributions
	Shares repurchased (million)	Cost $m	Dividend per share $	Dividend cost $m		Shareholder distributions $m
2000	9.4	352	0.70	1,236		1,588
2001	23.5	1,080	0.70	1,225		2,305
2002	28.3	1,190	0.70	1,206		2,396
2003	27.2	1,154	0.795	1,350		2,504
2004	50.1	2,212	0.94	1,555		3,767
2005	67.7	3,001	1.30	2,068		5,069
2006	72.2	4,147	1.72	2,649		6,796
2007	79.9	4,170	1.87	2,740		6,910
2008	13.6	610	2.05	2,971		3,581
2009	–	–	2.30	3,339		3,339
2010	53.7	2,604	2.55	3,617	1	6,221
Total	425.6	20,520	15.625	23,956		44,476
1 Total dividend cost estimated based upon number of shares in issue at 31 December 2010.

Capitalisation
The total number of shares in issue at 31 December 2010 was 1,409 million. 11.8 million shares were issued in consideration of share option exercises for a total of $494 million. Share repurchases amounted to 53.7 million ordinary shares at a cost of $2,604 million. Shareholders’ equity increased by a net $2,553 million to $23,213 million at the year end. Non-controlling interests increased to $197 million (2009: $161 million).

Dividend and share repurchases
In recognition of the Group’s strong balance sheet, sustainable significant cash flow and the Board’s confidence in the strategic direction and long-term prospects for the business, the Board has adopted a progressive dividend policy, intending to maintain or grow the dividend each year.

The Board has recommended an 8% increase in the second interim dividend to $1.85 (116.7 pence, 11.99 SEK) to be paid on 14 March 2011. This brings the full year dividend to $2.55 (161.6 pence, 17.11 SEK), an increase of 11%.

In 2010, the Group recommenced its share repurchase programme. The Group completed net share repurchases of $2,110 million in 2010. The Board has announced that the Group intends to complete net share repurchases in the amount of $4 billion during 2011.

In setting the distribution policy and the overall financial strategy, the Board’s aim is to continue to strike a balance between the interests of the business, our financial creditors and our shareholders. After providing for business investment, funding the progressive dividend policy and meeting our debt service obligations, the Board will keep under review the opportunity to return cash in excess of these requirements to shareholders through periodic share repurchases.

Future prospects
As described earlier in our Annual Report, the coming years will be challenging for the industry and for AstraZeneca as its revenue base transitions through a period of exclusivity losses and new product launches. AstraZeneca makes high level planning assumptions for revenue evolution, margins, cash flow and business reinvestment to help guide the management of the business. The planning outlook extends to 2014. AstraZeneca assumes that the global biopharmaceutical industry can grow at least in line with real GDP over the planning horizon. While downward pressure on revenue from government interventions in the marketplace remains a continuing feature of the challenging market environment, AstraZeneca’s assessment remains that, as yet, these have not risen to a “step-change” in trend. The assumptions for revenue, margins and cash flow assume no material mergers, acquisitions or disposals. In addition, our plans assume no premature loss of exclusivity for key AstraZeneca products. It was also assumed that exchange rates for our principal currencies will not differ materially from the average rates that prevailed during January 2010, and AstraZeneca sees no basis for material changes to exchange rate assumptions.

It is expected that revenue growth from key franchises that retain exclusivity and continued growth in Emerging Markets will be pressured by the loss of market exclusivity on a number of products. Revenue for 2011 will continue to be affected by the loss of market exclusivity for Arimidex in the US, and for Arimidex in Europe and in Established ROW once exclusivity expires in February 2011. The extent of generic competition to Nexium in Europe is another variable that could influence 2011 revenue.

Over the last several years, the Group has undertaken significant restructuring initiatives aimed at reshaping the cost base to improve long-term competitiveness. The first phase of the restructuring programme is now complete at a cumulative cost of $2.5 billion. The second phase of restructuring, which was announced in January 2010, is comprised of a significant change programme in R&D as well as additional productivity improvement initiatives in the supply chain and SG&A. Of the estimated $2.0 billion in costs anticipated for this phase of the programme, $1.2 billion was charged in 2010; the remainder will largely be taken in 2011. This programme will deliver annual benefits to the Group by 2014.

Planning assumptions remain that continued productivity improvements (including successful completion of restructuring initiatives), will aid the achievement of levels of revenue and margins to generate the requisite operating cash flow over the planning period to support the reinvestment needs of the business, debt service obligations and shareholder distributions.

APPENDIX B

Principal risks and uncertainties

The pharmaceutical sector is inherently risky and a variety of risks and uncertainties may affect our business. Here we summarise, under the headings: Product pipeline risks; Commercialisation and business execution risks; Supply chain and delivery risks; Legal, regulatory and compliance risks; and Economic and financial risks, the principal risks and uncertainties which we currently consider to be material to our business in that they may have a significant effect on our financial condition, results of operations and/or reputation.

These risks are not listed in any assumed order of priority. Other risks, unknown or not currently considered material, could have a similar effect. We believe that the forward-looking statements about AstraZeneca in this Annual Report, identified by words such as ‘anticipates’, ‘believes’, ‘expects’ and ‘intends’, are based on reasonable assumptions. However, forward-looking statements involve inherent risks and uncertainties such as those summarised below because they relate to events and depend on circumstances that will occur in the future, and may be influenced by factors beyond our control and/or may have actual outcomes materially different from our expectations.

Product pipeline risks
Failure to meet development targets
The development of any pharmaceutical product candidate is a complex, risky and time intensive process involving significant financial, R&D and other resources, which may fail at any stage of the process due to a number of factors, including:

> Failure to obtain the required regulatory or marketing approvals for the product candidate or the facilities in which it is manufactured.
> Unfavourable data from key studies.
> Adverse reactions to the product candidate or indications of other safety concerns.
> Failure of R&D to develop new and differentiated product candidates.
> Failure to demonstrate adequately cost-effective benefits to regulators.
> The emergence of competing products.

A succession of negative drug project results and a failure to reduce development timelines effectively could adversely affect the reputation of our R&D capabilities. Furthermore, the failure of R&D to yield new products that achieve commercial success is likely to have a material adverse effect on our financial condition and results of operations.

Production and release schedules for biologics may be more significantly impacted by regulatory processes than other products due to more complex and stringent regulation on the manufacturing of biologics and their supply chain.

Difficulties of obtaining and maintaining regulatory approvals for new products
We are subject to strict controls on the development, labelling, manufacture, distribution and marketing of our pharmaceutical products. The requirements to obtain regulatory approval based on a product’s safety, efficacy and quality before it can be marketed for a specified therapeutic indication or indications in a particular country, and to maintain and to comply with licences and other regulations relating to its manufacture and marketing, are particularly important. The submission of an application to regulatory authorities (which are different, with different requirements, in each region or country) may or may not lead to approval to market the product. Regulators can refuse to grant approval or may require additional data before approval is given, even though the medicine may already be launched in other parts of the world. The countries that constitute key markets for our pharmaceutical products include the US, certain countries of the EU and Japan. The approval of a product is required by the relevant regulatory authority in each country, although a single pan-EU MAA can be obtained through a centralised procedure.

In recent years, companies sponsoring new drug applications and regulatory authorities have been under increased public pressure to apply more conservative risk/benefit criteria and, in some instances, the applicable regulatory authorities require a company to develop plans to ensure safe use of a marketed product before a pharmaceutical product is approved, or after approval, if a new and significant safety issue is established. In addition, third party interpretation of publicly available data on our marketed products has the potential to influence the approval status or labelling of a currently approved and marketed product. Further, the predictability of the outcome and timing of review processes remains challenging, particularly in the US, due to competing regulatory priorities and a continuing sentiment of risk aversion on the part of regulatory reviewers and management. Delays in regulatory reviews and approvals could impact the timing of a new product launch and the drive for public transparency of the review processes through the more extensive use of public advisory committees, which in the US, continue to add to the unpredictability of the process. For example, the approval of Brilinta and Axanum in the US has been delayed by Complete Response Letters which requested further data and/or analyses.

Failure to obtain effective intellectual property protection
Our policy and a key business priority is to protect our investment in R&D by securing appropriate intellectual property protection in respect of our inventions and innovations. Our ability to obtain and enforce patents and other proprietary rights in relation to our products is, therefore, an important element of our ability to create long-term value for the business.

A number of the countries in which we operate are still developing their intellectual property laws or may even be limiting the applicability of these laws to pharmaceutical inventions such that certain countries may seek to limit or deny effective patent protection for pharmaceuticals. Limitations on the availability of patent protection or the use of compulsory licensing in certain countries in which we operate could have a material adverse effect on the pricing and sales of our products and, consequently, could materially adversely affect our revenues from them. More information about protecting our intellectual property is contained in the Intellectual Property section from page 30 and information about the risk of patent litigation and the early loss of intellectual property rights is contained in the Patent litigation and early loss of intellectual property rights section from page 98.

Delay to new product launches
Our continued success depends on the development and successful launch of innovative new drugs. The anticipated launch dates of major new products have a significant impact on a number of areas of our business, including investment in large clinical studies, the manufacture of pre-launch stocks of the products, investment in marketing materials ahead of a product launch, sales force training and the timing of anticipated future revenue streams from commercial sales of new products. These launch dates are primarily driven by the development programmes that we run and the demands of the regulatory authorities in the approvals process, as well as pricing negotiation in some countries. Delays to anticipated launch dates can result from a number of factors including adverse findings in pre-clinical or clinical studies, regulatory demands, competitor activity and technology transfer. Significant delays to anticipated launch dates of new products could have a material adverse effect on our financial condition and results of operations. For example, for the launch of products that are seasonal in nature, delays for regulatory approval or manufacturing difficulties can have the effect of delaying launch to the next season which, in turn, may significantly reduce the return on costs incurred in preparing for the launch for that season. In addition, a delay in the launch may give rise to increased costs if, for example, marketing and sales efforts need to be rescheduled or protracted for longer than expected.

Strategic alliances formed as part of our externalisation strategy may be unsuccessful
We seek technology licensing arrangements and strategic collaborations to expand our product portfolio and geographical presence as part of our business strategy.

Such licensing arrangements and strategic collaborations are key to enable us to grow and strengthen the business. If we fail to complete these types of collaborative projects in a timely manner, on a cost-effective basis, or at all, we may not realise the expected benefits of any such collaborations. The success of such current and future arrangements is largely dependent on the technology and other intellectual property we acquire and the resources, efforts and skills of our partners. There is a risk that these collaborative projects may be unsuccessful. Disputes and difficulties in such relationships may arise, often due to conflicting priorities or conflicts of interest of the parties, which may erode or eliminate the benefits of these alliances if, for example, the agreements are terminated; insufficient financial or other resources are made available to the alliances; intellectual property is negatively impacted; obligations are not performed as expected; controls and commercial limitations are imposed over the marketing and promotion of the collaboration products; or challenges in achieving commercial success of the product are encountered during the development process. Also, under many of our strategic alliances, we make milestone payments well in advance of the commercialisation of the products, with no assurance that we will recoup these payments. If these types of transactions are unsuccessful, this may have a material adverse effect on our financial condition and results of operations.

Furthermore, we experience strong competition from other pharmaceutical companies in respect of licensing arrangements and strategic collaborations, which means that we may be unsuccessful in establishing some of our intended projects. If we are unsuccessful in establishing such projects in the future, this may have a material adverse effect on our financial condition and results of operations.

Commercialisation and business execution risks
Challenges to achieving commercial success of new products
The successful launch of a new pharmaceutical product involves substantial investment in sales and marketing activities, launch stocks and other items. The commercial success of our new medicines is of particular importance to us in order to replace sales lost as and when patent protection expires. If a new product does not succeed as anticipated or its rate of sales growth is slower than anticipated, there is a risk that the costs incurred in launching it could have a material adverse effect on our financial condition and results of operations. We may ultimately be unable to achieve commercial success for any number of reasons, including:

> Inability to manufacture sufficient quantities of the product candidate for development or commercialisation activities in a timely and cost-efficient manner.
> Excessive costs of, or difficulty in, manufacturing.
> Erosion of patent term and other intellectual property rights, and infringement of those rights and the intellectual property rights owned by third parties.
> Failure to show value or a differentiated profile for our products. As a result, we cannot be certain that compounds currently under development will achieve success.

In addition, the methods of distributing and marketing biologics could have a material impact on the revenue we are able to generate from the sales of products such as Synagis and FluMist/Fluenz. The commercialisation of biologics is often more complex than for traditional pharmaceutical products. This is primarily due to differences in the mode of administration, the technical aspects of the product, and the rapidly changing distribution and reimbursement environments.

Performance of new products
Although we carry out numerous and extensive clinical studies on all our products before they are launched, it can be difficult, for a period following the launch of a new product, to establish from available data, a complete assessment of its eventual efficacy and/ or safety in broader clinical use on the market. Due to the relatively short time that a product has been tested and the relatively small number of patients who have taken the product in clinical studies, the available data may be immature. Simple extrapolation of the data may not be accurate and could lead to a misleading interpretation of the likely future commercial performance of a new product.

Product counterfeiting
Counterfeit medicines may contain harmful substances, the wrong dose of the active pharmaceutical ingredient (API) or no API at all. Counterfeit medicines are a danger to patients in all parts of the world. The International Medical Products Anti-Counterfeiting
Taskforce (IMPACT) of the WHO estimates that up to 30% of medicines in emerging economies are counterfeit, a percentage which is exceeded in parts of Latin America, Asia and Africa. By contrast, in established economies with effective regulatory systems, counterfeit medicines represent less than 1% of the market by market value. Public loss of confidence in the integrity of pharmaceutical products as a result of counterfeiting could materially adversely affect our reputation and financial performance. In addition, undue or misplaced concern about the issue might induce some patients to stop taking their medicines, with consequential risks to their health.

Developing our business in emerging markets
The development of our business in emerging markets will be a critical factor in determining our future ability to sustain or increase the level of our global product revenues. Challenges that arise in relation to the development of the business in emerging markets include:

> more volatile economic conditions
> competition from companies that are already present in the market
> the need to identify correctly and to leverage appropriate opportunities for sales and marketing
> poor protection of intellectual property
> inadequate protection against crime (including counterfeiting, corruption and fraud)
> the need to impose developed market compliance standards in emerging markets
> inadvertent breaches of local and international law/regulation
> not being able to recruit sufficient personnel with appropriate skills and experience
> identification of the most appropriate and effective sales channels and route to market interventions by national governments or regulators to restrict access to a market and/or to introduce adverse price controls.

The failure to exploit potential opportunities appropriately in emerging markets may have a material adverse effect on our reputation, financial condition and results of operations.

Expiry of intellectual property rights
Pharmaceutical products are normally only protected from being copied during the period of protection under patent rights or related intellectual property rights such as Regulatory Data Protection or Orphan Drug status. Following expiry of such rights, the product is generally open to competition from generic versions. Products under patent protection or within the period of Regulatory Data Protection typically generate significantly higher revenues than those not protected by such rights. See the Intellectual Property section from page 30 for a table of certain patent expiry dates for our key marketed products.

Patent litigation and early loss of intellectual property rights
Any of the intellectual property rights protecting our products may be asserted or challenged in intellectual property litigation initiated against or by alleged infringers. Such intellectual property rights may be affected by validity challenges in patent offices. In any event, we expect our most valuable products to receive the greater number of challenges. Despite our efforts to establish and defend robust patent protection for our products, we may not succeed in such litigation and challenges to our patents. If we are not successful in maintaining exclusive rights to market one or more of our major products, particularly in the US where we have our highest revenue, our revenue and margins could be materially adversely affected.

Generic drug manufacturers are seeking to market generic versions of many of our more important products prior to expiries of our patents and Regulatory Exclusivity periods. For example, we are currently facing challenges in the US from numerous generic drug manufacturers regarding certain of our patents for Seroquel XR, Nexium and Crestor, three of our best selling products. If such challenges succeed and generic products are launched, or launched ‘at risk’ on the expectation that challenges to our intellectual property will be successful, this may have a material adverse effect on our financial condition and results of operations. In 2010, US sales for Seroquel XR, Nexium and Crestor were $640 million, $2,695 million, and $2,640 million respectively. The more significant patent litigation relating to our products is described in Note 25 to the Financial Statements from page 178.

In addition to patent challenges by generic drug manufacturers seeking to market generic versions of our products, we bear the risk that we may be found to infringe patents owned or licensed exclusively by third parties, including research-based and generic pharmaceutical companies and individuals. Such third party patents may allegedly cover, for example, compositions, devices, products, processes, methods, biological materials, or research tools relating to our products. Infringement accusations may implicate, for example, our manufacturing processes, product intermediates or use of research tools. Managing or litigating infringement disputes over so-called ‘freedom to operate’ can be costly. We may be subject to injunctions against our products or processes and/or be liable for damages or royalties. We may need to obtain costly licences. These risks may be greater in respect of biologics and vaccines, where such infringement accusations relating to patents claiming processes, research tools, methods, and biological materials are frequently found. We may mitigate such risks successfully through, for example, acquiring licences, foregoing certain activities or uses, or modifying processes to avoid infringement claims and permit commercialisation of our products, but there is no certainty that any such action or modification will be possible; and any such action may entail significant cost. Details of significant infringement claims against AstraZeneca by third parties enforcing intellectual property rights can be found in Note 25 to the Financial Statements from page 178.

In addition to the challenges to our patented products from manufacturers of generic or other patented pharmaceutical products, there is a risk that some countries, particularly some of those in the developing world, may seek to impose limitations on the availability of patent protection for pharmaceutical products, or on the extent to which such protection may be obtained and/or enforced, within their jurisdictions. As a result, generic manufacturers in these countries may be increasingly and more easily able to introduce competing products to the market earlier than they would have been able to had more robust patent protection been available.

Combined with patent protection and Regulatory Exclusivities, products protected by valid trade marks usually generate higher revenues than those without trade marks. We believe that we have robust trade mark protection for our products but cannot be certain that we would be able to defend any challenge successfully.

Biosimilars
Various regulatory authorities are implementing or considering abbreviated approval processes for biosimilars (similar versions of existing biologics, also referred to as ‘similar biological medicinal products’ and ‘follow-on biologics’).

For example, in 2010, the US enacted the Biologics Price Competition and Innovation Act within the Affordable Care Act, which contains general directives for biosimilar applications. The FDA sought stakeholder input on specific issues and challenges in implementing an abbreviated biosimilar approval pathway and further guidance is expected to be issued. In Europe, the EMA published a draft guideline on similar biological medicinal products containing MAbs. This draft guideline will likely be finalised in 2011. In May 2010, the WHO published ‘Guidelines for Evaluation of Similar Biotherapeutic Products’, which are intended for national regulatory authorities in other markets.

While it is uncertain when any such processes may be fully adopted, particularly for complex protein molecules such as MAbs, any such processes could have a material adverse effect on the future commercial prospects for patented biologics.

Expiry or earlier loss of patents covering competing products
The expiry or earlier loss of patents covering other innovator companies’ products may lead to the availability of generic products in the same product class as our currently patented products earlier than anticipated. Such events could have a material adverse effect on our financial condition and results of operations. For example, the loss of patent rights covering major products in the US, such as Advair Diskus™ before 2012 or Celebrex™ before 2014, or the early entry of generic versions of still-patented products, prior to the expiry of the patents protecting such products, such as Lipitor™ (expected in 2011), may adversely affect the growth of our still-patented products in the same product class (ie Symbicort, Vimovo and Crestor, respectively) in that market.

Competition, price controls and price reductions
All our products compete directly with other products marketed either by major research-based pharmaceutical companies or by generic pharmaceutical manufacturers. These competitors may invest greater resources in the marketing of their products than we do depending on the relative priority of these competitor products within their company’s portfolio. Generic versions of products are often sold at lower prices than branded products because the manufacturer does not have to recoup the significant cost of R&D investment. Also, generic pharmaceutical companies do not generally invest the same amounts in education services for healthcare professionals as research-based pharmaceutical companies, so the sales of their generic products do not need to cover these costs. All our patented products, including Nexium, Crestor and Seroquel, are subject to price pressure from competition from generic products in the same product class.

Industry consolidation has resulted in a small number of very large companies. This trend, if it continues, could materially adversely affect our competitive position, while consolidation among our customers may increase price pressures.

In most of our key markets there is continued economic, regulatory and political pressure to limit or reduce the cost of pharmaceutical products. Concurrently, many markets are adopting the use of Health Technology Assessment (HTA) to provide a rigorous evaluation of the clinical efficacy of a product, at or post-launch. HTA evaluations are also increasingly being used to assess the clinical as well as the cost effectiveness of products in a particular health system. This comes as payers and policy-makers attempt to drive increased efficiencies in the use and choice of pharmaceutical products. A summary of the principal aspects of price regulation and how price pressures are affecting our business in our most important markets is set out in the Geographical Review from page 70.

In the US, realised prices are being depressed through the use of a range of cost-control tools such as restricted lists, or formularies, employing ‘generic first’ strategies, which require physicians to obtain prior approval for the use of a branded medicine where a generic version exists. These mechanisms put pressure on manufacturers to reduce prices and to limit access to branded products. Many of these mechanisms shift a greater proportion of the cost of medicines on to the individual via out-of-pocket payments at the pharmacy counter. The patient out-of-pocket spend is generally in the form of a co-payment or, in some cases, a co-insurance, which is designed, among other reasons, to encourage patients to use generic medicines. Many of these management tools are also employed by institutional customers in response to the current cost-containment environment and these increasingly restrictive reimbursement policies could have a material adverse effect on our financial condition and results of operations.

In the US, new legislation is possible that may allow the commercial importation of medicines into the US from selected countries where these medicines are available at lower prices than in the US. The adoption of such legislation could result in an increase in the volume of cross-border product movements which could have a material adverse effect on our financial condition and results of operations.

The US recently passed the Affordable Care Act, a comprehensive health reform package with provisions initially taking effect between 2010 and 2014. Among other things, the law expands insurance coverage, establishes new national entities focused on health system reforms, and calls on the pharmaceutical industry and other healthcare industries to offset spending increases through ‘pay-fors’. In terms of specific provisions impacting our industry, the law mandates higher rebates and discounts on branded drugs for certain Medicare and Medicaid patients as well as an industry-wide excise tax. The law also includes several health system delivery reforms that will be implemented over the next four years, including the establishment of a new comparative effectiveness research organisation, the Patient-Centered Outcomes Research Institute and an Independent Payment Advisory Board with broad authority to propose to cut Medicare expenditures. The combined work of these two entities could lead to continued downward price pressure on pharmaceuticals. As the US continues to struggle with federal and state budget deficits, it is expected that there will be continued downward pressure on healthcare spending growth.

The health reform legislation expands the patient population eligible for Medicaid and provides new insurance coverage for individuals through state-operated health insurance exchanges. Large employers have typically offered generous health insurance benefits, but many are struggling with increasing health insurance premiums and may therefore opt to shift employee coverage into the health insurance exchanges, which will be operational by 2014. The pharmaceutical industry could be adversely impacted by such shifts if the health insurance exchanges do not offer a prescription drug benefit that is as robust as benefits historically provided by large employers.

In the EU, efforts by the European Commission to reduce inconsistencies and to improve standards and best practice in the disparate national regulatory systems have met with little immediate success. The industry continues to be exposed in Europe to a range of disparate pricing systems, ad hoc cost-containment measures and reference pricing mechanisms, which impact prices. This can lead to marked price differentials between markets, which increases the pricing pressure affecting the industry. The importation of pharmaceutical products from countries where prices are low due to government price controls or other market dynamics, to countries where prices for those products are higher, is already prevalent and may increase. In particular, as discussed in the Pricing pressure section from page 11, Germany, Spain, Portugal and Greece have introduced a number of short-term measures to lower healthcare spending, including price cuts or increased mandatory rebates. This could have a material adverse effect on our financial condition and results of operations.

We expect that pressures on pricing will continue and may increase. Due to these pressures, there can be no certainty that we will be able to charge prices for a product that, in a particular country or in the aggregate, enable us to earn an adequate return on our investment in that product.

Increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation
There is an increasing focus globally on the implementation of legislation of an anti-bribery and anti-corruption nature and on the enforcement of such legislation. For example, in the UK, the new Bribery Act 2010 received Royal Assent in April 2010 and is expected to come into force in 2011.

While there remains speculation as to the practical impact of the Bribery Act on companies, it has extensive extra-territorial application, implements significant changes to existing UK anti-bribery legislation and broadens the scope of statutory offences and the potential penalties applicable thereto, including, among others things, the creation of liability for any bribe paid on behalf of an organisation where the organisation failed to have adequate preventative procedures in place at the time of the offence. There is also an increase in the maximum applicable penalties for bribery, including up to ten years’ imprisonment and unlimited fines. There have also been increased enforcement efforts in the UK by the Serious Fraud Office and, in the US, there has been significant enforcement activity in respect of the Foreign Corrupt Practices Act by the SEC and US Department of Justice against US companies as well as non-US companies listed in the US.

We devote significant resources to the considerable challenge of compliance with this legislation, including in emerging and developing markets, at considerable cost. AstraZeneca is the subject of current anti-corruption investigations and there can be no assurance that we will not, from time to time, continue to be subject to informal inquiries and formal investigations from governmental agencies. In the context of our business, governmental officials interact with us in a variety of roles that are important to our operations, such as in the capacity of a regulator, partner or healthcare payer, reimburser or prescriber, among others. Inquiries and investigations from governmental agencies require additional resources to be devoted and, notwithstanding the measures that we take to prevent breaches of applicable anti-bribery and anti-corruption laws by our personnel, breaches may result in the imposition of significant penalties, such as the payment of fines, the requirement to comply with monitoring or self-reporting obligations or debarment or exclusion from government sales or reimbursement programmes, any of which could have material adverse consequences on our business operations, financial condition and results of operations, and could cause damage to our reputation.

Any expected gains from productivity initiatives are uncertain
We continue to implement various productivity initiatives and restructuring programmes with the aim of enhancing the long-term efficiency of the business. However, anticipated cost savings and other benefits from these programmes are based on estimates and the actual savings may vary significantly. In particular, these cost reduction measures are based on current conditions and do not take into account any future changes to the pharmaceutical industry or our operations, including new business developments, wage and price increases and other factors.

If inappropriately managed, the expected value of the initiatives can be lost through low employee engagement and hence productivity, increased absence and attrition levels, and industrial action.

Our failure to successfully implement these planned cost reduction measures, either through the successful conclusion of employee relations processes (including consultation and engagement, talent management, recruitment and retention), or the possibility that these efforts do not generate the level of cost savings we anticipate, could have a material adverse effect on our results of operations and financial condition.

Acquisitions may be unsuccessful
The Group seeks to acquire complementary businesses as part of its business strategy. The integration of an acquired business could involve incurring significant debt and unknown or contingent liabilities, as well as having a negative effect on our reported results of operations from acquisition-related charges, amortisation of expenses related to intangibles and charges for impairment of long-term assets. These effects, individually or in combination, could cause a deterioration in our credit rating and/or increased borrowing costs and interest expense. We could also experience difficulties in integrating geographically separated organisations, systems and facilities, and personnel with different organisational cultures. Integration of an acquired business may also divert management resources that would otherwise be available for the continuing development of our existing business. The integration process may result in business disruption, the loss of key employees, slower execution of various work processes, compliance failures due to a change in applicable regulatory requirements and other issues such as a failure to integrate information technology and other systems. In addition, if liabilities are uncovered in an acquired business, the Group may suffer losses and may not have remedies against the seller or third parties.

Failure to manage a crisis
We handle chemical and biological materials, operate research and manufacturing plants and distribute products worldwide. Major disruption to our business and damage to our reputation may be triggered by an operational incident or by actions by our employees or third parties. In these circumstances, a plan for addressing operational and other issues should ensure a timely response and the ability to resume business as usual. Failure to institute proper communication to internal and external stakeholders and to mobilise a rapid operational response could have a material adverse effect on our financial condition and results of operations. Further information about our business resilience plans and processes are contained in the Managing risk section from page 95.

Failure of information technology
We are dependent on effective IT systems. These systems support key business functions such as our R&D, manufacturing and sales capabilities, and are an important means of internal and external communication. Any significant disruption of these IT systems or failure to integrate new and existing IT systems could have a material adverse effect on our financial condition and results of operations.

Failure of outsourcing
We have outsourced a number of business critical operations to third party providers; for example, some R&D processes, information services and IT systems, facilities management, human resources, and finance and accounting services among other support functions. Failure of the outsource provider to deliver services in a timely manner and to the required level of quality could have an adverse impact on our ability to meet business targets and maintain a good reputation within the industry and with stakeholders.

It may also result in non-compliance with applicable laws and regulations. Failure to adequately manage the risk associated with outsourcing could have a material adverse effect on our financial condition and results of operations.

Supply chain and delivery risks
Manufacturing biologics
Manufacturing biologics, especially in large quantities, is often complex and may require the use of innovative technologies to handle living micro-organisms and facilities specifically designed and validated for this purpose, with sophisticated quality assurance and control procedures. Slight deviations in any part of the manufacturing process may result in lot failure, product recalls or spoilage, for example due to contamination.

Reliance on third parties for goods and services
Like most, if not all, major research-based pharmaceutical companies we increasingly rely on third parties for the timely supply of goods, such as specified raw materials (for example, the active pharmaceutical ingredient in some of our medicines), equipment, formulated drugs and packaging, all of which are key to our operations.

However, events beyond our control could result in the failure of supplies of goods which could have a material adverse effect on our financial condition and results of operations. For example, suppliers of some of the key goods we rely on may cease to trade. The consequence of this may be significant delays and/or difficulties in obtaining goods and services on commercially acceptable terms, if at all.

In addition, we may have limited access to and/or supply of biological materials, such as cells, animal products or by-products. Furthermore, government regulations in multiple jurisdictions could result in restricted access to, use or transport of such materials. Loss of access to sufficient sources of such materials, or tighter restrictions on the use of such materials, may interrupt or prevent our research activities as planned and/or increase our costs. Further information is contained in the Managing sourcing risk section on page 35.

Legal, regulatory and compliance risks
Adverse outcome of litigation and/or governmental investigations
We may be subject to any number of legal proceedings and/or governmental investigations. Note 25 to the Financial Statements includes information about material legal proceedings in which we are currently involved. Such investigations or legal proceedings, regardless of their outcome, could be costly, divert management attention, or damage our reputation and demand for our products.

Litigation, particularly in the US, is inherently unpredictable and unexpectedly high awards of damages can result if AstraZeneca receives an adverse verdict. In many cases, particularly in the US, the practice of the plaintiff bar is to claim damages (compensatory, punitive and statutory) in extremely high amounts. Accordingly, it is difficult to quantify the potential exposure to claims in many proceedings of the type referred to in Note 25 to the Financial Statements. Unfavourable resolution of current and similar future proceedings could have a material adverse effect on our financial condition and results of operations, particularly where such circumstances are not covered by insurance. We may become subject to fines, penalties and other monetary and/or non-monetary sanctions and/or may be required to make significant provisions in our accounts related to legal proceedings and/or governmental investigations, which could have a material adverse effect on our financial condition and results of operations.

Legal proceedings regarding business practices
The marketing, promotional, clinical and pricing practices of pharmaceutical manufacturers, as well as the manner in which manufacturers interact with purchasers, prescribers, and patients, are subject to extensive regulation, litigation and government investigation. Many companies, including AstraZeneca, have been subject to claims related to these practices asserted by federal and state governmental authorities and private payers and consumers. These have resulted in substantial expense and other significant consequences to AstraZeneca. For example, see Note 25 to the Financial Statements for a discussion of litigation and investigations regarding sales and marketing practices, as well as pricing litigation. It is possible that additional such claims could be made in the future. As a general matter, these types of claims can result in criminal liability, fines, penalties, or other monetary or nonmonetary remedies.

Substantial product liability claims
Given the widespread impact that prescription drugs may have on the health of large patient populations, pharmaceutical, biopharmaceutical and medical device companies have, historically, been subject to large product liability damages claims, settlements and awards for injuries allegedly caused by the use of their products. Adverse publicity relating to the safety of a product or of other competing products may increase the risk of product liability claims. Substantial product liability claims that result in court decisions against us or in the settlement of proceedings could have a material adverse effect on our financial condition and results of operations, particularly where such circumstances are not covered by insurance. We are currently subject to extensive product liability litigation in relation to Seroquel and further details about this are set out in Note 25 to the Financial Statements from page 178. Information about our approach to patient safety is set out in the Patient safety section from page 44.

Failure to adhere to applicable laws, rules and regulations
We operate globally in complex legal and regulatory environments. Any failure to comply with applicable laws, rules and regulations in these jurisdictions may result in civil and/or criminal legal proceedings being filed against us, or in us becoming subject to regulatory sanctions, which could have a material adverse effect on the conduct of our business, our financial condition and results of operations. Regulatory authorities have wide-ranging administrative powers to deal with any failure to comply with continuing regulatory oversight (and this could affect us, whether such failure is our own or that of third parties with whom we have relationships). As these laws, rules and regulations change or as governmental interpretation of these laws, rules and regulations evolves, prior conduct may no longer be sufficient to ensure ongoing compliance.

For example, once a product has been approved for marketing by regulatory authorities, it is subject to continuing control and regulation, such as the manner of its manufacture, distribution, marketing and safety surveillance. In addition, any amendments that are made to the manufacturing, distribution, marketing and safety surveillance processes of our products may require additional regulatory approvals, which could result in significant additional costs and/or disruption to these processes. Such amendments may be imposed on us as a result of the continuing inspections to which we are subject or that may be made at our discretion. It is possible, for example, that regulatory issues concerning compliance with current Good Manufacturing Practice or pharmacovigilance (ie post-marketing safety surveillance) regulations for pharmaceutical products could arise and lead to loss of product licences, product recalls and seizures, interruption of production leading to product shortages, and delays in the approvals of new products pending resolution of the issues.

Environmental/occupational health and safety liabilities
We have environmental and/or occupational health and safety related liabilities at some currently or formerly owned, leased and third party sites, the most significant of which are detailed in Note 25 to the Financial Statements. These liabilities are carefully managed by designated technical, legal and business personnel and there is no reason for us to believe that associated current and expected expenditure and/or risks are likely to have a material adverse effect on our financial condition and results of operations as a general matter, but, to the extent that they exceed applicable provisions, they could have a material adverse effect on our financial condition and results of operations for the relevant period. In addition, a change in circumstances (including a change in applicable laws or regulations) may result in such an effect.

A significant non-compliance issue or other environmental or occupational health or safety incident for which we are responsible could result in our being liable to pay compensation, fines or remediation costs. In some circumstances, such liability could have a material adverse effect on our financial condition and results of operations. In addition, our financial provisions for any obligations that we may have relating to environmental or occupational health and safety liabilities may be insufficient if the assumptions underlying the provisions, including our assumptions regarding the portion of waste at a site for which we are responsible, prove incorrect, or if we are held responsible for additional contamination or occupational health and safety related claims.

Economic and financial risks
Adverse impact of a sustained economic downturn
A variety of significant risks may arise from a sustained global economic downturn, including those referred to here. Additional pressure from governments and other healthcare payers on medicine prices and volumes of sales in response to recessionary pressures on budgets may cause a slowdown or a decline in growth in some markets. In some cases, those governments most severely impacted by the economic downturn may seek alternative ways to settle their debts through, for example, the issuance of government bonds which might trade at a discount to the value of the debt. In addition, the Group’s customers may cease to trade, which in turn may result in losses from writing off debts. Further, we are highly dependent on being able to access a sustainable flow of liquid funds due to the high fixed costs of operating an innovation driven, global, prescription-based biopharmaceutical business and the long and uncertain development cycles for our products. In a sustained and/or severe economic downturn, financial institutions that hold our cash and other short-term deposits may cease to trade and there can be no guarantee that we will be able to access our assets without a protracted, expensive and uncertain process, if at all. Although we have adopted conservative cash management and treasury policies to mitigate this risk (further information on which is contained in the Financial risk management policies section on page 90), we cannot be certain that these will be completely effective should a number of major financial institutions cease to trade. Additionally, if we need access to external sources of financing to sustain and/or grow our business, such as the debt or equity capital financial markets, this may not be available on commercially acceptable terms, if at all, in the event of a severe and/or sustained economic downturn. This may particularly be the case in the event of any default by the Group on its debt obligations, which may have materially adverse consequences on our ability to secure debt funding in the future or generally on our financial condition. Further information on debt-funding arrangements is contained in the Financial risk management policies section on page 90.

Impact of fluctuations in exchange rates
As a global business, currency fluctuations can significantly affect our results of operations, which are accounted for in US dollars. Approximately 41% of our global 2010 sales were in the US, which is expected to remain our largest single market for the foreseeable future. Sales in other countries are predominantly in currencies other than the US dollar, including the euro, Japanese yen, Australian dollar and Canadian dollar. We also have a growing exposure to emerging market currencies, although the exchange rates of some of these currencies are linked to the US dollar. Major components of our cost base are located in the UK and Sweden, where an aggregate of approximately 28.5% of our employees are based. Movements in the exchange rates used to translate foreign currencies into US dollars may, therefore, have a material adverse effect on our financial condition and results of operations. Additionally, some of our subsidiaries import and export goods and services in currencies other than their own functional currency and so the results of such subsidiaries could be affected by currency fluctuations arising between the transaction dates and the settlement dates for these transactions. Further information is contained in Note 23 to the Financial Statements from page 168.

Credit and return on substantial investments
As part of its normal operations, the Group will hold significant cash balances. The amount of cash held at any point reflects the level of cash flow generated by the business and the timing of the use of that cash. The majority of excess cash is centralised within the Group Treasury function for investment and as such is subject to counterparty risk on the principal invested. See the Financial risk management policies section on page 90 for details of how the Group seeks to mitigate this risk.

Limited third party insurance coverage
Recent insurance loss experience in the pharmaceutical industry, including product liability exposures, has increased the cost of, and narrowed the coverage afforded by, pharmaceutical companies’ product liability insurance. In order to contain insurance costs in recent years, we have continued to adjust our coverage profile, accepting a greater degree of uninsured exposure. The Group has not held product liability insurance since February 2006. In addition, where claims are made under insurance policies, insurers may reserve the right to deny coverage on various grounds. If such denial of coverage is ultimately upheld, this could result in material additional charges to our earnings. An example of a dispute with insurers relating to the availability of insurance coverage and in relation to which costs incurred by the Group may not ultimately be recovered through such coverage is included in Note 25 to the Financial Statements in the Seroquel – product liability section on page 190.

Taxation
The integrated nature of our worldwide operations can produce conflicting claims from revenue authorities as to the profits to be taxed in individual territories. The resolution of these disputes can result in a reallocation of profits between jurisdictions and an increase or decrease in related tax costs, and has the potential to affect our cash flows and EPS. Claims, regardless of their merits or their outcome, are costly, divert management attention and may adversely affect our reputation.

The majority of the jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which enable us to ensure that our revenues and capital gains do not incur a double tax charge. If any of these double tax treaties should be withdrawn or amended, especially in a territory where a member of the Group is involved in a taxation dispute with a tax authority in relation to cross-border transactions, such withdrawal or amendment could have a material adverse effect on our financial condition and results of operations, as could a negative outcome of a tax dispute or a failure by the tax authorities to agree through competent authority proceedings. See the Financial risk management policies section on page 90 for tax risk management policies and Note 25 to the Financial Statements on page 195 for details of current tax disputes.

Pensions
A particular risk relates to the Group’s pension obligations, the single largest of which is the UK pension fund. The obligations are backed by assets invested across the broad investment market. Sustained falls in these asset values will put a strain on funding which may result in requirements for additional cash, restricting cash available for strategic business growth. Similarly, if the liabilities rise as a result of a sustained low interest rate environment, there will be a strain on funding from the business. The likely increase in the IAS 19 accounting deficit generated by any of these factors may cause the ratings agencies to review our credit rating, with the potential to negatively affect our ability to raise debt. See Note 18 to the Financial Statements from page 162 for further details of the Group’s pension obligations.

APPENDIX C

This statement relates to and is extracted from the Annual Report. It is repeated here solely for the purpose of complying with rule 6.3.5 of the Disclosure and Transparency Rules. It is not connected to the information presented in this announcement or in the Company's fourth quarter and full year results 2010 announcement that was published on 27 January 2011.

Directors' responsibility statement pursuant to DTR 4

The Directors confirm that to the best of our knowledge:

-
The Financial Statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole.

-
The Directors' Report includes a fair review of the development and performance of the business and the position of the issuer and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

On behalf of the Board of Directors on 27 January 2011:

David R Brennan
Director

APPENDIX D

Related party transactions
During the period 1 January 2011 to 28 January 2011, there were no transactions, loans, or proposed transactions between the Company and any related parties which were material to either the Company or the related party, or which were unusual in their nature or conditions (see also Note 27 to the Financial Statements on page 196).

ADDITIONAL INFORMATION

Trade marks
Trade marks of the AstraZeneca group of companies appear throughout the extracted information from the Annual Report and Form 20-F Information 2010 in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trade marks of the AstraZeneca group of companies. Trade marks of companies other than AstraZeneca appear with a ™ sign and include: Abraxane™, a trade mark of Abraxis BioScience, LLC.; Advair Diskus™, a trade mark of Glaxo Group Limited; Celebrex™, a trade mark of G. D. Searle LLC; Cubicin™, a trade mark of Cubist Pharmaceuticals, Inc.; CytoFab™, a trade mark of Protherics Inc.; Ethyol™, a trade mark of Scherico Ltd in certain countries and AstraZeneca in others; Isocover™, a trade mark of Sanof-Aventis; Kombiglyze™, a trade mark of Bristol-Myers Squibb Company; Lipitor™, a trade mark of Pfizer Ireland Pharmaceuticals;  Onglyza™, a trade mark of Bristol-Myers Squibb Company; Plavix™, a trade mark of Sanofi-Aventis; Teflaro™, a trade mark of Forest Laboratories, Inc.; and Trilipix™ a trade mark of Fournier Industrie et Santé.

Cautionary statement regarding forward-looking statements
In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act of 1995 and the UK Companies Act 2006, we are providing the following cautionary statement: The text extracted from the Annual Report and Form 20-F Information contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group.  Forward-looking statements are statements relating to the future which are based on information available at the time such statements are made, including information relating to risks and uncertainties. Although we believe that the forward-looking statements are based on reasonable assumptions, the matters discussed in the forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those expressed or implied by these statements. The forward-looking statements reflect knowledge and information available at the date of the preparation of the Annual Report and Form 20-F Information and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things, those factors identified in the Principal risks and uncertainties section from page 96 of the Annual Report. Nothing in the Annual Report and Form 20-F Information should be construed as a profit forecast.

A C N Kemp
Company Secretary
14 March 2011

- ENDS -

Item 13

ASTRAZENECA PLC:  BOARD CHANGE

At AstraZeneca PLC’s Annual General Meeting on 28 April 2011, as usual and in accordance with its Articles of Association, all of the Directors are retiring. The biographical details of each Director presenting himself or herself for election or re-election are set out in the Notice of AGM 2011 and Shareholders’ Circular, which is available online at astrazeneca.com/noticeofmeeting2011.

Jane Henney will not present herself for re-election this year and will leave the Board at the close of the AGM. Commenting on the change, Louis Schweitzer, Chairman of the Board, said: “Jane was first elected in 2001, since when she has made a significant contribution to the Board’s work and the Company’s success. She has served as a member of the Audit Committee, the Nomination and Governance Committee and the Science Committee. Jane’s dedication, judgement, insightful comments and strong support have been appreciated by all colleagues who have had the pleasure of working with her. On behalf of the Board, we thank her for her service to AstraZeneca and warmly wish her well as she leaves us.”

A C N Kemp
Company Secretary
14 March 2011

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 14 March 2011, it purchased for cancellation 431,066 ordinary shares of AstraZeneca PLC at a price of 2925 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,386,908,155.

A C N Kemp
Company Secretary
15 March 2011

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 15 March 2011, it purchased for cancellation 534,235 ordinary shares of AstraZeneca PLC at a price of 2848 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,386,378,793.

A C N Kemp
Company Secretary
16 March 2011

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 16 March 2011, it purchased for cancellation 485,166 ordinary shares of AstraZeneca PLC at a price of 2827 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,385,893,627.

A C N Kemp
Company Secretary
17 March 2011

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 17 March 2011, it purchased for cancellation 235,376 ordinary shares of AstraZeneca PLC at a price of 2822 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,385,658,251.

A C N Kemp
Company Secretary
18 March 2011

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 18 March 2011, it purchased for cancellation 535,106 ordinary shares of AstraZeneca PLC at a price of 2832 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,385,123,145.

A C N Kemp
Company Secretary
21 March 2011

Item 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 21 March 2011, it purchased for cancellation 425,812 ordinary shares of AstraZeneca PLC at a price of 2848 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,384,698,282.

A C N Kemp
Company Secretary
22 March 2011

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 22 March 2011, it purchased for cancellation 534,096 ordinary shares of AstraZeneca PLC at a price of 2855 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,384,164,375.

A C N Kemp
Company Secretary
23 March 2011

Item 21

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 23 March 2011, it purchased for cancellation 635,038 ordinary shares of AstraZeneca PLC at a price of 2828 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,383,531,265.

A C N Kemp
Company Secretary
24 March 2011

Item 22

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 134,754 ordinary shares of AstraZeneca PLC at a price of 2839 pence per share on 24 March 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,383,396,511.

A C N Kemp
Company Secretary
25 March 2011

Item 23

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 133,651 ordinary shares of AstraZeneca PLC at a price of 2864 pence per share on 25 March 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,383,265,825.

A C N Kemp
Company Secretary
28 March 2011

Item 24

UK AND US GOVERNMENTS REACH AGREEMENT OVER ASTRAZENECA TAX MATTERS

AstraZeneca has been informed that the UK and US governments’ tax authorities have agreed to the terms of an Advance Pricing Agreement regarding transfer pricing arrangements for AstraZeneca’s US business for the 13-year period from 2002 to the end of 2014. AstraZeneca has concurrently reached agreement with the US Tax Authorities on a related valuation matter arising on integration of its US businesses in 2000 following the global AstraZeneca merger in 1999.

Based on these agreements, AstraZeneca now expects to pay a net amount of $1.1 billion to resolve all US transfer pricing and related valuation matters for all periods from 2000 to the end of 2010. This net amount reflects expected US tax payments and updated estimates of corresponding tax refunds in other jurisdictions. The payments arising from these agreements are expected to be made during 2011.

As previously disclosed, AstraZeneca had provided in its accounts for the outcome of these issues, at the heart of which are complex transfer pricing considerations that have taken many years to resolve. As a consequence of the settlement of these matters, AstraZeneca will release a portion of the provision related to these matters resulting in a benefit to earnings in the first quarter of approximately $0.5 billion.  This release will reduce the net accrual for transfer pricing and other international tax contingencies of $2.3 billion disclosed in Note 25 to the Company’s 2010 Financial Statements.

As a result of the Q1 provision release and the impact of this settlement on the tax rate in all four quarters of 2011, the group’s effective tax rate for 2011 is expected to be approximately six percentage points lower than the previous guidance of 27 percent, at around 21 percent. AstraZeneca has increased its 2011 target for core earnings per share from $6.45-$6.75 to $6.90-$7.20 per share to reflect this revised guidance for the 2011 tax rate.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

Media Enquiries UK
Neil McCrae	+44 20 7604 8236 (24 hours)
Sarah Lindgreen	+44 20 7604 8033 (24 hours)
Abigail Baron	+44 20 7604 8034 (24 hours)

Investor Enquiries UK
Jonathan Hunt	+44 20 7604 8122	mob: +44 7775 704032
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124	mob: +44 7585 404950
Investor Enquiries US
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

28 March 2011
- ENDS -

Item 25

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 132,499 ordinary shares of AstraZeneca PLC at a price of 2890 pence per share on 28 March 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,383,137,902.

A C N Kemp
Company Secretary
29 March 2011

Item 26

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

The interest of David Brennan, a Director of the Company, in AstraZeneca PLC ordinary shares, has changed as detailed below.

On 28 March 2011, Mr Brennan received shares from the vesting of a previously announced award made in March 2008 under the AstraZeneca Performance Share Plan (AZPSP) whereby, following the application of performance measures specified at the time of grant, he has now become beneficially entitled to 125% of the shares originally awarded.   Sufficient shares were withheld to cover certain tax obligations arising on the vesting.

Name	Shares awarded	Shares vested	Shares withheld	Net shares received	Market price on vesting
David R Brennan	161,546	201,932	103,713	98,219	2874p

On 29 March 2011, Mr Brennan sold 50,000 of the 98,219 net shares received at a price of 2855 pence per share.

On 28 March 2011, Mr Brennan was also granted awards under the terms of the AstraZeneca Investment Plan (AZIP) and the AZPSP over the Company’s ordinary shares.

Name	Shares awarded under AZIP	Shares awarded under AZPSP	Award price per share
David R Brennan	21,845	131,075	2853p

The AZIP was approved by shareholders at the Company’s AGM in 2010.  These AZIP awards are subject to a four-year performance period and a subsequent four-year holding period.

The performance hurdle that applies to these AZIP awards relates to dividends and dividend cover. A summary of the AZIP can be found in the AstraZeneca Annual Report and Form 20-F Information 2010 which is available on the Company’s website www.astrazeneca.com.

The AZPSP was approved by shareholders at the Company’s AGM in 2005.  Awards made under the AZPSP may not generally vest before the third anniversary of the relevant date of grant, nor unless the specified performance target(s) have been met at the end of the three-year performance period which, for these awards, is 1 January 2011 to 31 December 2013.

The performance target that applies to these AZPSP awards relates to relative total shareholder return and cash flow.  A summary of the AZPSP can be found in the AstraZeneca Annual Report and Form 20-F Information 2010 which is available on the Company’s website www.astrazeneca.com.

Mr Brennan has interests in both the ordinary shares and the American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one ordinary share.

As a result of these transactions, Mr Brennan has an interest in 656,420 ordinary shares and 80,074 AstraZeneca ADSs, which together represent approximately 0.05% of the Company’s issued ordinary capital.

A C N Kemp
Company Secretary
29 March 2011

Item 27

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

The interest of Simon Lowth, a Director of the Company, in AstraZeneca PLC ordinary shares, has changed as detailed below.

On 28 March 2011, Mr Lowth received shares from the vesting of a previously announced award made in March 2008 under the AstraZeneca Performance Share Plan (AZPSP) whereby, following the application of performance measures specified at the time of grant, he has now become beneficially entitled to 125% of the shares originally awarded.   Sufficient shares were withheld to cover certain tax obligations arising on the vesting.

Name	Share awarded	Shares vested	Shares withheld	Net shares received	Market price on vesting
Simon Lowth	58,448	73,060	37,261	35,799	2874p

On 28 March 2011, Mr Lowth was also granted awards under the terms of the AstraZeneca Investment Plan (AZIP) and the AZPSP over the Company’s USD0.25 Ordinary Shares.

Name	Shares awarded under AZIP	Shares awarded under AZPSP	Award price per share
Simon Lowth	8,909	53,459	2853p

The AZIP was approved by shareholders at the Company’s AGM in 2010.  These AZIP awards are subject to a four-year performance period and a subsequent four-year holding period.

The performance hurdle that applies to these AZIP awards relates to dividends and dividend cover. A summary of the AZIP can be found in the AstraZeneca Annual Report and Form 20-F Information 2010 which is available on the Company’s website www.astrazeneca.com.

The AZPSP was approved by shareholders at the Company’s AGM in 2005.  Awards made under the AZPSP may not generally vest before the third anniversary of the relevant date of grant, nor unless the specified performance target(s) have been met at the end of the three-year performance period which, for these awards, is 1 January 2011 to 31 December 2013.

The performance target that applies to these AZPSP awards relates to relative total shareholder return and cash flow.  A summary of the AZPSP can be found in the AstraZeneca Annual Report and Form 20-F Information 2010 which is available on the Company’s website www.astrazeneca.com.

As a result of these transactions, Mr Lowth has an interest in 243,163 ordinary shares, which represents approximately 0.02% of the Company’s issued ordinary capital.

A C N Kemp
Company Secretary
29 March 2011

Item 28

Transactions by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 28 March 2011, the following individuals, who are all persons discharging managerial responsibilities, were each granted awards under the terms of the AstraZeneca Investment Plan (AZIP) and the AstraZeneca Performance Share Plan (AZPSP) over the Company’s ordinary shares, or, in the case of David Smith, Lynn Tetrault and Tony Zook, over the Company’s American Depositary Shares (ADSs).  One ADS equals one ordinary share.

Name	Shares awarded under AZIP	Shares awarded under AZPSP	Award price per share
Anders Ekblom	5,134	30,806	2853p
Martin Mackay	16,482	98,895	2853p
Mene Pangalos	6,554	39,327	2853p
Jeff Pott	8,824	52,944	2853p
David Smith	4,381	26,289	$46.18
Lynn Tetrault	6,714	40,285	$46.18
Tony Zook	16,178	97,069	$46.18

The AZIP was approved by shareholders at the Company’s AGM in 2010.  These AZIP awards are subject to a four-year performance period and a subsequent four-year holding period.

The performance hurdle that applies to these AZIP awards relates to dividends and dividend cover. A summary of the AZIP can be found in the AstraZeneca Annual Report and Form 20-F Information 2010 which is available on the Company’s website www.astrazeneca.com.

The AZPSP was approved by shareholders at the Company’s AGM in 2005.  Awards made under the AZPSP may not generally vest before the third anniversary of the relevant date of grant, nor unless the specified performance target(s) have been met at the end of the three-year performance period which, for these awards, is 1 January 2011 to 31 December 2013.

The performance target that applies to these AZPSP awards relates to relative total shareholder return and cash flow.  A summary of the AZPSP can be found in the AstraZeneca Annual Report and Form 20-F Information 2010 which is available on the Company’s website www.astrazeneca.com.

A C N Kemp
Company Secretary
29 March 2011

Item 29

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 28 March 2011, the following individuals, who are all persons discharging managerial responsibilities, acquired an interest in AstraZeneca PLC ordinary shares at an award price of 2853p per share.  The interest arises as a result of the previously disclosed arrangements relating to the payment of annual bonuses whereby each individual is required to defer a portion of the bonus earned into shares for a period of three years.  The shares are awarded under the terms of the AstraZeneca Deferred Bonus Plan.  The individuals will become beneficially entitled to these shares on 28 March 2014.

Name	Number of shares awarded
Anders Ekblom	2,418
Mene Pangalos	1,784

A C N Kemp
Company Secretary
29 March 2011

Item 30

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

The interest of Tony Zook, a person discharging managerial responsibility, in the shares of AstraZeneca PLC has changed as detailed below.  Tony Zook has interests in the American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one ordinary share.

On 28 March 2011, Mr Zook exercised an option over 97,881 ADSs at an option price of $37.76 per ADS.

Following the exercise, Mr Zook sold 88,668 of the 97,881 ADSs so acquired at a price of $45.92 per ADS.

A C N Kemp
Company Secretary
29 March 2011

Item 31

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 28 March 2011, the interest of the following individuals, who are all persons discharging managerial responsibilities, in AstraZeneca PLC ordinary shares, changed as detailed below.  The change in interest relates to the vesting of previously announced awards made in March 2008 under the AstraZeneca Performance Share Plan or, for Jeff Pott, the AstraZeneca Executive Performance Share Plan, whereby, following the application of performance measures specified at the time of grant, the individuals concerned have now become beneficially entitled to 125% of the shares originally awarded.  In each case, sufficient vested shares were withheld to cover certain tax obligations arising on the vesting.  The interests of Jeff Pott, Lynn Tetrault and Tony Zook are in the Company’s American Depositary Shares (ADSs).  One ADS equals one ordinary share.

Name	Shares awarded	Shares vested	Shares withheld	Net shares received	Market price on vesting
Anders Ekblom	5,316	6,645	0	6,645	2874p
Jeff Pott	6,773	8,466	4,112	4,354	$46.14
David Smith	27,098	33,872	9,109	24,763	2874p
Lynn Tetrault	50,950	63,687	26,240	37,447	$46.14
Tony Zook	73,411	91,763	37,669	54,094	$46.14

On 29 March 2011, David Smith sold all of the 24,763 net shares received by him at a price of 2859 pence per share.

On 29 March 2011, Tony Zook sold all of the 54,094 net shares received by him at a price of $45.86 per share.

A C N Kemp
Company Secretary
29 March 2011

Item 32

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 133,817 ordinary shares of AstraZeneca PLC at a price of 2861 pence per share on 29 March 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,383,787,115.

A C N Kemp
Company Secretary
30 March 2011

Item 33

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 21 February 2011 to 28 April 2011, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 132,379 ordinary shares of AstraZeneca PLC at a price of 2893 pence per share on 30 March 2011. Upon the cancellation of these shares, the number of shares in issue will be 1,383,981,078.

A C N Kemp
Company Secretary
31 March 2011

Item 34

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

The interest of Lynn Tetrault, a person discharging managerial responsibility, in the shares of AstraZeneca PLC has changed as detailed below.  Lynn Tetrault has interests in the American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one ordinary share.

On 29 March 2011, Mrs Tetrault exercised an option over 67,934 ADSs at an option price of $37.76 per ADS.

Following the exercise, Mrs Tetrault sold 60,790 of the 67,934 ADSs so acquired at a price of $45.92 per ADS.

On 29 March 2011, Mrs Tetrault also sold 37,447 ADSs at a price of $45.95 per ADS.

A C N Kemp
Company Secretary
31 March 2011